Exhibit 2.4

STOCK PURCHASE AGREEMENT

BY AND AMONG

SILVERBACK ENTERPRISE GROUP, INC.,

MAREX GROUP, INC.,

FILEBOUND SOLUTIONS, INC.,

SELLING STOCKHOLDERS,

AND

REX LAMB, AS THE STOCKHOLDER REPRESENTATIVE,

Dated as of May 16, 2013

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3.4	Governmental Filings and Consents	27
3.5	Funds	28
3.6	Brokers’ and Finders’ Fees	28
3.7	Solvency	28
3.8	Purchaser Shares; Capitalization	28
3.9	Financial Statements	28
3.10	Absence of Undisclosed Liabilities	29
3.11	Investment Purpose	29
3.12	Litigation	29
3.13	Certain Relationships and Related Transactions	29
3.14	Independent Investigation	29

ARTICLE 4	CONDUCT PRIOR TO THE EFFECTIVE TIME	30

4.1	Conduct of Business of each Company	30
4.2	No Negotiation	32
4.3	Tax Returns	33

ARTICLE 5	ADDITIONAL AGREEMENTS	33

5.1	Commercially Reasonable Efforts to Complete; Third Party Consents	33
5.2	Notification of Certain Matters	34
5.3	Access to Information	34
5.4	Fees and Expenses	34
5.5	Tax Matters	35
5.6	Corporate Matters	37
5.7	Confidentiality	37
5.8	Selling Stockholders Release of Claims	38
5.9	Further Assurances	39
5.10	Cash Distributions	39
5.11	Record Retention	39
5.12	Guarantees	39
5.13	Retained Assets	39
5.14	Employee Matters	39
5.15	Public Announcements	40
5.16	Designated Receivables	40
5.17	Healthland	41
5.18	Shareholder Notes	42
5.19	Lease	42

ARTICLE 6	CONDITIONS TO THE STOCK PURCHASE	42

6.1	Conditions to Obligations of Each Party	42
6.2	Conditions to the Obligations of Purchaser	42
6.3	Conditions to Obligations of the Companies and Selling Stockholders	44

ARTICLE 7	SURVIVAL; INDEMNIFICATION	45

7.1	Survival	45
7.2	Indemnification of Indemnified Parties	46
7.3	Stockholder Representative	53
7.4	Reliance on Stockholder Representative	54

ARTICLE 8	TERMINATION	55

8.1	Termination	55
8.2	Effect of Termination	55

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ARTICLE 9	MISCELLANEOUS	56

9.1	Amendments; No Waiver	56
9.2	Notices	56
9.3	Successors and Assigns	57
9.4	Certain Interpretations	57
9.5	Counterparts; Facsimile	58
9.6	Severability	58
9.7	Specific Performance	58
9.8	Other Remedies	58
9.9	Third Parties	58
9.10	Governing Law	58
9.11	Consent to Jurisdiction	58
9.12	Entire Agreement	59
9.13	WAIVER OF JURY TRIAL	59
9.14	Post-Closing Representation	59
9.15	Appointment of Attorney in Fact	59

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INDEX OF DEFINED TERMS

Term	Section in the Agreement
2012 Financial Statements	Section 2.6(a)
2014 Healthland Shortfall Amount	Section 5.17(a)
2015 Healthland Shortfall Amount	Section 5.17(b)
338(h)(10) Elections	Section 5.5(g)
Acquisition Proposal	ANNEX A(a)
Action	ANNEX A(b)
Actual Closing Net Working Capital	Section 1.3(b)(iii)
Actual Closing Net Working Capital Statement	Section 1.3(b)(i)
Actual Value	Section 1.3(b)(iii)(B)
Agreement	Preamble
Allocation Principles	Section 1.7
Balance Sheet	Section 2.6(a)
Base Consideration	ANNEX A(c)
Basket Amount	Section 7.2(b)(v)
Board of Directors	ANNEX A(d)
Cash	ANNEX A(e)
Certificates	Section 1.4(a)
Change in Control Payments	ANNEX A(f)
Claim Recipient	Section 7.2(d)(i)
Closing	Section 1.2
Closing Cash	ANNEX A(g)
Closing Cash Threshold	Section 1.8
Closing Date	Section 1.2
Closing Net Working Capital	ANNEX A(h)
Closing Payment	ANNEX A(i)
Code	Section 1.4(c)
Company Capital Stock	ANNEX A(j)
Company Documents	ANNEX A(m)
Company Employee Plan or Plan	Section 2.13(a)
Company Government Contract	Section 2.15(b)
Company Government Subcontract	Section 2.15(b)
Company Group	ANNEX A(k)
Company Group Capital Stock	ANNEX A(l)
Company Indebtedness	ANNEX A(n)
Company Intellectual Property	ANNEX A(o)
Company Material Adverse Effect	ANNEX A(p)
Company Options	Section 2.2(c)
Company or Companies	Preamble
Company Organizational Documents	Section 2.1(b)
Company Registered Intellectual Property Rights	ANNEX A(q)
Company Representatives	Section 4.2(a)
Company Securities	ANNEX A(r)
Company Software Program	Section 2.14(t)
Confidential Information	Section 5.7(a)
Consents	Section 2.5
Continuing Employees	ANNEX A(s)
Contract	ANNEX A(t)
Copyrights	ANNEX A(gg)
Customer Contracts	ANNEX A(u)
Damages	Section 7.2(h)

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Term	Section in the Agreement
Delivered	ANNEX A(v)
Designated Receivables	Schedule 1.3(a)
Disagreement Notice	Section 1.7
Disclosure Schedules	ANNEX A(w)
Domain Names	ANNEX A(gg)
Effective Time	Section 1.2
Employee	ANNEX A(x)
Employee Agreement	ANNEX A(y)
Encumbrance	ANNEX A(z)
Environmental Laws	Section 2.19(a)
Environmental Permit	Section 2.19(a)
ERISA	Section 2.13(c)
ERISA Affiliate	Section 2.13(d)
Estimated Adjusted Consideration	ANNEX A(aa)
Estimated Closing Net Working Capital	Section 1.3(a)
Estimated Closing Net Working Capital Statement	Section 1.3(a)
Excess Amount	Section 1.4(b)(i)
Excluded Matters	Section 5.8
Executive Agreement	Recitals
Filing Party	Section 5.5(c)(i)
Final Adjusted Consideration	ANNEX A(bb)
Final Allocation	Section 1.7
Financial Statement	Section 2.6(a)
Financing Agreements	Section 6.2(l)
GAAP	ANNEX A(cc)
Governmental Authority	ANNEX A(dd)
Guarantees	Section 5.12
Hazardous Substance	Section 2.19(a)
Hazardous Substance Activity	Section 2.19(a)
Healthland	Section 2.12
Healthland Agreement	Section 2.12
Healthland Overpayment	Section 5.18(c)
Healthland Shortfall Amount	Section 5.17(b)
High Value	Section 1.3(b)(iii)(B)
Indebtedness	ANNEX A(ee)
Indemnification Claim	Section 7.2(d)(i)
Indemnification Claim Certificate	Section 7.2(d)(i)
Indemnified Parties	ANNEX A(ff)
Independent Accounting Firm	Section 1.3(b)(iii)(B)
Intellectual Property Rights	ANNEX A(gg)
IRS	ANNEX A(hh)
Key Employees	ANNEX A(ii)
Knowledge	ANNEX A(jj)
Lease	Section 5.19
Legal Requirements	ANNEX A(kk)
Liability	ANNEX A(ll)
Lost Certificate Affidavit	Section 1.4(d)
Lost Certificate Indemnity Agreement	Section 1.4(d)
Low Value	Section 1.3(b)(iii)(B)
Major Customers	Section 2.7(a)
Mask Works	ANNEX A(gg)
Material Contract or Material Contracts	Section 2.12
Maximum Indemnification Amount	ANNEX A(mm)

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Term	Section in the Agreement
Minimum Purchase Requirement	Section 2.12
Net Working Capital	ANNEX A(nn)
Non-Competition Agreement	Recitals
Notes	Section 1.1(a)(iii)
Notice of Dispute	Section 1.3(b)(ii)
Outside Date	Section 8.1(b)
Patents	ANNEX A(gg)
Paying Party	Section 5.5(c)(i)
PCBS	Section 2.19(b)
Permits	ANNEX A(oo)
Person	ANNEX A(pp)
Post-Closing Covenants	Section 7.1 (b)
Post-Closing Tax Period	Section 5.5 (c)(i)
Pre-Closing Tax Period	Section 5.5 (c)(i)
Pre-Closing Taxes	ANNEX A (qq)
Pro Rata Portion	ANNEX A(rr)
Proposed Allocation	Section 1.7
Proprietary Information Agreement	Recitals
PTO	Section 2.14(a)
Public Software	Section 2.14(t)
Purchase Price	ANNEX A(ss)
Purchaser	Preamble
Purchaser Balance Sheet	Section 3.9(a)
Purchaser Disclosure Schedule	ANNEX A(tt)
Purchaser Financial Statements	Section 3.9(a)
Purchaser Indemnified Parties	Section 7.2(a)
Purchaser Organizational Documents	Section 3.1(b)
Purchaser Shares	Section 1.1(a)(iv)
Records	Section 5.11
Registered Intellectual Property Right(s)	ANNEX A(uu)
Related Party	Section 2.12(f)
Released Parties	Section 5.8
Representatives	ANNEX A(vv)
Required Consents	Section 5.1(b)
Revised Allocation	Section 1.7
Securities Act	Section 2.2(b)
Security Interest	ANNEX A(ww)
Seller Disclosure Schedule	ANNEX A(xx)
Seller Indemnified Parties	Section 7.2(c)
Selling Stockholder or Selling Stockholders	Preamble
Selling Stockholder’s Interests	Section 5.8
Shortfall Amount	Section 1.4(b)(ii)
Special Damages	ANNEX A(yy)
Special Indemnification Representations	Section 7.1(a)(i)
Statement of Expenses	Section 5.4
Stock Purchase	Recitals
Stockholder Representative	Preamble
Straddle Period	Section 5.5(b)
Straddle Period Tax Return	Section 5.5(b)
Sublease Agreement	Section 6.2(j)
Subsidiary	ANNEX A(zz)
Survival Period	Section 7.1(a)(i)
Targeted Net Working Capital Amount	ANNEX A(aaa)

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Term	Section in the Agreement
Tax or Taxes	ANNEX A(bbb)
Tax Law	ANNEX A(ccc))
Tax Return	ANNEX A(ddd)
Taxing Authority	ANNEX A(eee)
Technology	ANNEX A(fff)
Third Party Claim	Section 7.2(f)
Three-Year Note or Three-Year Notes	Section 1.1 (a)(iii)
Total Healthland Sales	Section 5.18(b)
Trade Secrets	ANNEX A(gg)
Trademarks	ANNEX A(gg)
Transaction Expenses	Section 5.4
Transfer Taxes	Section 1.6
Two-Year Note or Notes	Section 1.1 (a)(ii)
WARN Act	Section 2.17(h)
Wire Transfer Letter	Section 1.4(a)
Working Capital Memorandum	Section 1.3(b)(iii)(A)

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Annexes

Annex A	–	Certain Defined Terms

Annex B	-	Schedule of Stockholders

Annex C	-	Schedule of Knowledge Persons

Exhibits

Exhibit A	–	Form of Executive Agreement

Exhibit B	-	Form of Proprietary Information Agreement

Exhibit C	-	Form of Non-Competition Agreement

Exhibit D	-	Form of Two-Year Promissory Note

Exhibit E		Form of Three-Year Promissory Note

Exhibit F		Allocation Principles

Exhibit G		Retained Assets

Exhibit H		Shareholder Notes

Exhibit I		Subordination Agreement

Exhibit J		Sublease Agreement

Exhibit K		Financing Agreements

Schedules

Schedule 1.3(a)	–	Net Working Capital

Seller Disclosure Schedule

Purchaser Disclosure Schedule

Schedule 4.1	–	Conduct of Business

Schedule 5.1(b)	–	Required Consents

Schedule 5.6(b)	–	Directors and Officers of the Companies after the Effective Time

Schedule 5.12	–	Guarantees

Schedule 5.6(b)	–	Vacation, Sick Leave and Paid Time Off

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 16, 2013 by and among Silverback Enterprise Group, Inc., a Delaware corporation (“Purchaser”), Marex Group, Inc., a Nebraska corporation, FileBound Solutions, Inc., a Florida corporation (each, a “Company” and collectively the “Companies”), the stockholders of the Companies (each a “Selling Stockholder” and collectively, the “Selling Stockholders”) and Rex Lamb, as the exclusive representative of the Selling Stockholders in connection with the transactions contemplated by this Agreement (the “Stockholder Representative”), solely in his capacity as the Stockholder Representative hereunder for purposes of Sections 1.3, 1.7, 5.5 and 5.17 and Article 7 hereof. Capitalized terms not otherwise defined herein shall have the meaning set forth on Annex A hereto.

RECITALS

WHEREAS, the Selling Stockholders are the record and beneficial owners of all of the issued and outstanding shares of the capital stock of each Company;

WHEREAS, Purchaser desires to purchase from the Selling Stockholders, and the Selling Stockholders desire to sell to Purchaser all of the issued and outstanding shares of the capital stock of each Company (the “Stock Purchase”);

WHEREAS, pursuant to the Stock Purchase and subject to the terms and conditions of this Agreement, all of the shares of capital stock of each Company shall be converted into the right to receive the consideration set forth in Section 1.1(a) herein;

WHEREAS, as a condition and inducement to the willingness of Purchaser to enter into this Agreement, each of Sean Nathaniel and Dan Yount shall execute and deliver at Closing an Executive Agreement in the form attached hereto as Exhibit A (the “Executive Agreement”) with Purchaser or one of its Subsidiaries;

WHEREAS, as a material inducement to Purchaser to enter into this Agreement, each of the Key Employees shall execute and deliver at Closing an Employee Proprietary Information Agreement in the form attached hereto as Exhibit B (a “Proprietary Information Agreement”); and

WHEREAS, concurrent with the execution and delivery of this Agreement, as a material inducement to Purchaser to enter into this Agreement, the Selling Stockholders shall enter into a Non-Competition Agreement in the form attached hereto as Exhibit C (a “Non-Competition Agreement”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

THE STOCK PURCHASE

1.1 Stock Purchase.

(a) Company Group Capital Stock. Subject to the terms and conditions of this Agreement, at the Closing, the Selling Stockholders shall sell, transfer, assign, convey and deliver to Purchaser, and Purchaser shall acquire and purchase, in a combination of cash, Purchaser Shares and Notes, from the Selling Stockholders, all right, title and interest of, legal or equitable, in and to all shares of the Company Group Capital Stock owned by the Selling Stockholders free and clear of all Encumbrances. The Selling Stockholders agree to cure at any time after the Closing, without further compensation, any deficiencies with respect to the transfer of the shares of the Company Group Capital Stock, the endorsement of any certificate(s) representing the shares of the Company Group Capital Stock owned by the Selling Stockholders or with respect to the stock power accompanying any such certificates. The aggregate purchase price for all of the Company Group Capital Stock shall equal the Purchase Price, subject to (i) applicable Tax withholding, and (ii) Purchaser’s indemnification rights (including rights of setoff) set forth in Article 7, and shall be payable as follows:

(i) An amount of Cash equal to the Closing Payment, multiplied by a Selling Stockholder’s Pro Rata Portion, shall be delivered to such Selling Stockholder at the Closing by wire transfer of immediately available funds to such Selling Stockholder’s bank account pursuant to the wire instructions delivered in writing to the Purchaser prior to Closing;

(ii) Subordinated promissory notes, in the form attached hereto as Exhibit D, in an original aggregate principal amount equal to $3,000,000, with a maturity date that is on the second anniversary of the Closing Date, multiplied by a Selling Stockholder’s Pro Rata Portion, shall be delivered to such Selling Stockholder (each a “Two-Year Note” and collectively, the “Two-Year Notes”);

(iii) Subordinated promissory notes, in the form attached hereto as Exhibit E in an original aggregate principal amount equal to $500,000, with a maturity date that is on the third anniversary of the Closing Date, multiplied by a Selling Stockholder’s Pro Rata Portion, shall be delivered to such Selling Stockholder (each a “Three-Year Note” and collectively, the “Three-Year Notes” and together with the Two-Year Notes, the “Notes”);

(iv) Six Hundred Fifty Thousand (650,000) shares of Purchaser’s Series B-1 Preferred Stock (the “Purchaser Shares”), multiplied by a Selling Stockholder’s Pro Rata Portion shall be issued and delivered to such Selling Stockholder;

(v) To the extent applicable, as described in Section 1.4(b)(i).

1.2 Closing; Effective Time. The Stock Purchase shall be consummated at a closing (the “Closing”) to occur on a business day as soon as practicable (and in any event within two (2) business days) following the satisfaction or waiver (if permitted hereunder) of all of the conditions set forth in Article 6 other than those conditions that by their nature are to be satisfied at the Closing (but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of McGrath North Mullin & Kratz, PC LLO, 3700 First National Tower, 1601 Dodge Street, Omaha, Nebraska 68102, unless another date and/or place is mutually agreed upon in writing by Purchaser, the Companies and the Selling Stockholders. The date upon which the Closing actually occurs hereunder is referred to herein as the “Closing Date.” The effective time of Closing, which shall be 5:00 p.m. on the Closing Date, is referred to herein as the “Effective Time.” In addition to the delivery of the Closing Payment via wire transfer, Closing shall be effected by the exchange of executed signature pages via facsimile or Adobe Portable Document Format followed by delivery of the original executed signature pages via overnight mail carrier thereafter.

1.3 Calculation of Estimated and Final Adjusted Consideration.

(a) Calculation of Estimated Closing Net Working Capital. Prior to Closing, the Company Group shall prepare and deliver to Purchaser a statement setting forth the Company Group’s estimate of the Closing Net Working Capital (including Closing Cash) which shall use the same methodology for calculating Net Working Capital (including Closing Cash) used and further described on Schedule 1.3(a) (the “Estimated Closing Net Working Capital Statement”). The Estimated Closing Net Working Capital Statement shall fairly and accurately present the Company Group’s good faith estimate (based on reasonable assumptions) of the Closing Net Working Capital (including Closing Cash) calculated in accordance with the methodology described on Schedule 1.3(a). The estimated Closing Net Working Capital (including Closing Cash) set forth in the Estimated Closing Net Working Capital Statement shall be referred to herein as the “Estimated Closing Net Working Capital.”

(b) Calculation of Final Closing Net Working Capital.

(i) Within ninety (90) calendar days following the Closing Date, Purchaser shall prepare (or cause to be prepared) and deliver to the Stockholder Representative a statement setting forth Purchaser’s calculation of the actual Closing Net Working Capital (the “Actual Closing Net Working Capital Statement”).

(ii) The Stockholder Representative may dispute any item or amount set forth in the Actual Closing Net Working Capital Statement, at any time within thirty (30) calendar days following receipt of the Actual Closing Net Working Capital Statement, by delivering to Purchaser a written notice of such dispute executed by the Stockholder Representative (a “Notice of Dispute”) setting forth, in reasonable detail, (A) each item or amount so disputed by the Stockholder Representative, (B) the Stockholder Representative’s calculation of each such disputed item or amount, and (C) the Stockholder Representative’s calculation of the Closing Net Working Capital of the Company Group after giving effect to the Stockholder Representative’s calculation of each such disputed item or amount. Purchaser and the Companies shall provide the Stockholder Representative and its Representatives with reasonable access to Purchaser’s and the Companies’ employees, accountants, books, records, work papers and other supporting documents, including the work papers of its accountants, as requested by the Stockholder Representative in order to review and confirm the information and calculations contained in the Actual Closing Net Working Capital Statement.

(iii) If Purchaser does not receive a Notice of Dispute from the Stockholder Representative delivered pursuant to and in accordance with Section 1.3(b)(ii) within the time period set forth therein, then (x) the Stockholder Representative shall be deemed to have irrevocably consented and agreed to each item and amount set forth in the Actual Closing Net Working Capital Statement delivered by Purchaser pursuant to Section 1.3(b)(i), and (y) for all purposes of and under this Agreement, the term “Actual Closing Net Working Capital” shall mean the Closing Net Working Capital, as set forth in the Actual Closing Net Working Capital Statement delivered by Purchaser pursuant to Section 1.3(b)(i). If Purchaser receives a Notice of Dispute from the Stockholder Representative delivered pursuant to and in accordance with Section 1.3(b)(ii) within the time period set forth therein, then Purchaser and the Stockholder Representative shall use good faith efforts to resolve all disputed items and amounts set forth in the Notice of Dispute pursuant to good faith negotiations. In the event that Purchaser and the Stockholder Representative shall reach agreement, within thirty (30) calendar days following Purchaser’s receipt of a Notice of Dispute, on all disputed items and amounts set forth in such Notice of Dispute, then the Purchaser and Stockholder Representative shall execute a memorandum setting forth such agreement and then for all purposes of and under this Agreement, the term “Actual Closing Net Working Capital” shall mean the Closing Net Working Capital, as agreed upon by Purchaser and the Stockholder Representative. In the event that Purchaser and the Stockholder Representative are unable to reach agreement, within thirty (30) calendar days following Purchaser’s receipt of a Notice of Dispute, on all of the disputed items or amounts set forth in a Notice of Dispute, then:

(A) Purchaser and the Stockholder Representative shall execute a memorandum (the “Working Capital Memorandum”) setting forth (1) the resolved items and/or amounts, if any, and (2) the items or amounts that remain in dispute following such good faith negotiations;

(B) Purchaser and the Stockholder Representative shall submit all remaining disputed items and amounts set forth in the Working Capital Memorandum to an independent accounting firm reasonably acceptable to Purchaser and the Stockholder Representative (the “Independent Accounting Firm”) for resolution in accordance with the terms and conditions hereof. Each of the parties to this Agreement shall, and shall cause their respective affiliates and representatives to, provide full cooperation to the Independent Accounting Firm. The Independent Accounting Firm shall (1) act in its capacity as an expert and not as an arbitrator, (2) consider only those items and amounts identified in the Working Capital Memorandum as being in dispute between Purchaser and the Selling Stockholders, (3) be instructed to reach its conclusions regarding any such dispute within thirty (30) calendar days after its appointment and provide a written explanation of its decision, and (4) not (x) determine any liability claimed by the Selling Stockholders or asset claimed by Purchaser in an amount less than that claimed by such party, or (y) determine any asset claimed by the Selling Stockholders or liability claimed by Purchaser in an amount in excess of the amount claimed by such party. The fees and expenses of the Independent Accounting Firm shall be paid as follows: (i) if the Independent Accounting Firm resolves all of the remaining objections in favor of Purchaser’s determination of Actual Closing Net Working Capital Statement (the “Low Value”), the Selling Stockholders shall be responsible for all of the fees and expenses of the Independent Accounting Firm; (ii) if the Independent Accounting Firm resolves all of the remaining objections in favor of Selling Stockholders’ determination of Estimated Closing Net Working Capital Statement (the “High Value”), Purchaser shall be responsible for all of the fees and expenses of the Independent Accounting Firm; and (iii) if the Independent Accounting Firm resolves some of the remaining objections in favor of Purchaser and some objections in favor of the Selling Stockholders (the “Actual Value”), the Selling Stockholders shall be responsible for that fraction of the fees and expenses of the Independent Accounting Firm equal to (x) the difference between the High Value and the Actual Value over (y) the difference between the High Value and the Low Value, and Purchaser shall be responsible for the remainder of the fees and expenses. The Independent Accounting Firm shall determine all disputed items and amounts and its decision in respect thereof shall be final and binding upon Purchaser and the Selling Stockholders; and

(C) for all purposes of and under this Agreement, the term “Actual Closing Net Working Capital” shall mean the Closing Net Working Capital, based upon (1) all amounts agreed upon by Purchaser and the Stockholder Representative in respect of any disputed items or amounts, as set forth in the Working Capital Memorandum, and (2) all other amounts determined by the Independent Accounting Firm pursuant to clause (B) of this Section 1.3(b)(iii).

1.4 Payment Procedures.

(a) Closing Payment. At the Closing, each Selling Stockholder shall deliver to Purchaser the certificate(s) representing the Company Group Capital Stock (the “Certificates”) owned by such Selling Stockholder, accompanied by stock powers duly executed in blank by such Selling Stockholder, executed wire transfer instructions designating the account to which payment shall be made (a “Wire Transfer Letter”), a completed IRS Form W-9 or Form W-8BEN, and this Agreement duly executed. Following receipt of such Certificates, stock powers, Wire Transfer Letter, applicable IRS Form and the Agreement duly executed by each Selling Stockholder by Purchaser, Purchaser shall pay to each Selling Stockholder by wire transfer to the account listed in such Selling Stockholder’s Wire Transfer Letter that portion of the Closing Payment without interest payable to such Selling Stockholder in accordance with the terms of this Agreement.

(b) Adjustment to Purchase Price Based on Final Adjusted Consideration.

(i) If the Final Adjusted Consideration is greater than the Closing Payment (the value of such amount greater than the Closing Payment, the “Excess Amount”), then within five (5) business days of the determination of the Final Adjusted Consideration in accordance with this Agreement, Purchaser shall pay to each Selling Stockholder an amount of cash (without interest) equal to the Excess Amount multiplied by such Selling Stockholder’s Pro Rata Portion, subject to Purchaser’s indemnification rights (including rights of setoff) set forth in Article 7. Such payments are expressly conditioned upon the execution and delivery of the Certificates, stock powers, Wire Transfer Letter, applicable IRS Form and this Agreement.

(ii) If the Final Adjusted Consideration is less than the Closing Payment (the value of such difference, the “Shortfall Amount”), each Selling Stockholder shall, within five (5) business days immediately after written request from Purchaser, pay to Purchaser an amount of cash (without interest) equal to the Shortfall Amount multiplied by such Selling Stockholder’s Pro Rata Portion. In the event the Selling Stockholders do not timely pay the Shortfall Amount to Purchaser in immediately available funds, Purchaser shall first reduce the amount of any unpaid principal or accrued interest outstanding on the Notes, on a pro-rata basis based upon the Selling Stockholders’ Pro Rata Portion, by an amount (without interest) equal to the Shortfall Amount. In the event that such amount is insufficient to satisfy the Shortfall Amount, the Selling Stockholders shall satisfy the remaining portion of the Shortfall Amount by (at the Selling Stockholders’ option) either (A) paying to Purchaser an amount of cash (without interest) equal to such remaining portion of the Shortfall Amount, or (B) the forfeiture of Purchaser Shares with a value equal to such remaining portion of the Shortfall Amount (assuming a price per share for the Purchaser Shares of $3.85).

(iii) Unless otherwise instructed in writing by a Selling Stockholder, Purchaser shall be entitled to rely on each Selling Stockholder’s Wire Transfer Letter in making any payments under this Agreement.

(c) Withholding Rights. Each of Purchaser and the Companies shall be entitled to deduct and withhold from the payment of any consideration (including the Final Adjusted Consideration or Estimated Adjusted Consideration (or any portion thereof)) to the Selling Stockholders such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any other applicable Legal Requirements, unless such Person provides Purchaser with such documentation as Purchaser reasonably requests and as satisfactory to Purchaser to qualify for an exemption to any such requirement to withhold. To the extent that amounts are so withheld by Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person to whom such amounts would otherwise have been paid.

(d) Lost, Stolen or Destroyed Certificates. In the event any Certificates which formerly represented the shares of the Company Group Capital Stock shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit of that fact by such Selling Stockholder in form reasonably satisfactory to Purchaser (a “Lost Certificate Affidavit”), Purchaser shall pay such Selling Stockholder the portion of the Purchase Price to which the Selling Stockholder is entitled to pursuant to Section 1.1(a); provided, however, that Purchaser may, in its sole discretion and as a condition precedent to payment, require the owner of such lost, stolen or destroyed Certificates or agreements to deliver an agreement of indemnification in a form reasonably satisfactory to Purchaser, and/or a bond in such sum as Purchaser may reasonably direct as indemnity, against any claim that may be made against Purchaser, or the Companies with respect to the Certificates or agreements alleged to have been lost, stolen or destroyed (the “Lost Certificate Indemnity Agreement”), and in connection therewith the holder of such lost, stolen or destroyed Certificate shall be responsible for all required fees and premiums.

1.5 Transfer Books; No Further Ownership Rights in the Company Capital Stock. At the Effective Time, the stock transfer books of each Company shall be closed, and thereafter there shall be no further registration of transfers of the respective Company Capital Stock on the records of either Company. From and after the Effective Time, the holders of Certificates (other than Purchaser or any affiliate thereof) formerly representing ownership of the Company Group Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Legal Requirements.

1.6 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes imposed by Law on a Selling Stockholder and incurred in connection with this Agreement (collectively, “Transfer Taxes”), if any, shall be borne by such Selling Stockholder and shall be paid by such Selling Stockholder when due. Each Selling Stockholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and Purchaser and the appropriate Company will join in the execution of any such Tax Returns and other documentation if necessary under any Legal Requirement. Upon Purchaser’s request, the Selling Stockholders shall provide Purchaser with evidence reasonably satisfactory to Purchaser that such Transfer Taxes have been paid by the Selling Stockholders.

1.7 Allocation. With respect to all the fixed assets of the Companies, the purchase price (as determined for federal income Tax purposes in the case of an election under Section 338(h)(10) of the Code) shall be allocated in accordance with Exhibit F (the “Allocation Principles”). For the sole purpose of assisting the Selling Stockholders with estimating potential tax liability associated with the Stock Purchase, the parties hereby agree to a preliminary estimated purchase price allocation to the Non-Competition Agreements referred to in the recitals in the amount of $1.00. This preliminary allocation is for tax planning purposes only and is not binding on any party hereto for tax filing disclosures required related to the Stock Purchase. Upon receipt of an independent third-party valuation required under ASC 805, a final determination of purchase price allocation for tax and GAAP reporting purposes will be determined as set forth below, including adjustments to the preliminary allocation to Non-Competition Agreements for tax planning purposes. Within one hundred eighty (180) days after the Closing Date, the Purchaser shall submit to the Stockholder Representative in writing a proposed allocation of the value of the purchase price (as determined for federal income tax purposes), which shall be prepared in accordance with the provisions of Section 1060 of the Code and applicable Treasury Regulations promulgated thereunder (the “Proposed Allocation”). The Selling Stockholders shall be deemed to have accepted the Proposed Allocation unless the Stockholder Representative provides to the Purchaser written notice of disagreement within ten (10) days of receipt of the Proposed Allocation (the “Disagreement Notice”), in which case the Purchaser and the Stockholder Representative shall negotiate in good faith to resolve the differences within ten (10) days of the Purchaser’s receipt of the Disagreement Notice. Either the Proposed Allocation, if the Seller does not provide a Disagreement Notice, or the allocation agreed to in accordance with the preceding sentence, if any, shall be referred to as the “Final Allocation.” The Final Allocation shall be conclusive and binding upon Purchaser and the Selling Stockholders for all purposes, and the parties agree that all Tax Returns and reports (including IRS Form 8883) and all financial statements shall be prepared in a manner consistent with (and the parties shall not otherwise file a tax return position inconsistent with) the Final Allocation unless required by the IRS or any other applicable Taxing Authority. Within 90 days after the final determination of the amount of any Excess Amount or Shortfall Amount to be received by or paid by (as applicable) the Selling Stockholders, or the actual payment of any amount pursuant to Article 7, Purchaser shall prepare and provide to the Selling Stockholders a revised allocation of the Purchase Price (each, a “Revised Allocation”) calculated in the same manner as the Final Allocation. The Revised Allocation shall be conclusive and binding upon Purchaser and the Selling Stockholders for all purposes, and the parties agree that all Tax Returns and reports (including IRS Form 8883) and all financial statements shall be prepared in a manner consistent with (and the parties shall not otherwise file a tax return position inconsistent with) the Revised Allocation unless required by the IRS or any other applicable taxing authority). In the absence of a Final Allocation, each Party will provide the other with a copy of its Form 8883 in the form filed with the IRS.

1.8 Closing Cash. The Selling Stockholders agree that Closing Cash shall be an amount equal to or greater than One Hundred Fifty Thousand Dollars ($150,000) (the “Closing Cash Threshold”). In the event Closing Cash is less than the Closing Cash Threshold, the Selling Stockholders shall remit to the Companies prior to Closing in immediately available funds, additional Cash in an amount equal to such deficiency and, notwithstanding anything herein to the contrary, such remitted Cash amount shall be included in Net Working Capital and the calculation of Actual Closing Net Working Capital.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY AND THE SELLING STOCKHOLDERS

Each of the Companies and the Selling Stockholders hereby represents and warrants to Purchaser as follows, subject to the matters set forth in the Seller Disclosure Schedule:

2.1 Organization and Standing.

(a) Each Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary corporate power and authority to conduct its business as currently conducted. Each Company is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the properties, owned, leased or operated, or the business conducted by it requires such qualification, except for such failures to be so duly qualified and in good standing that would not have a Company Material Adverse Effect. Schedule 2.1(a) of the Seller Disclosure Schedule separately lists each jurisdiction where each Company is qualified to do business as a foreign corporation.

(b) Each Company has Delivered to Purchaser accurate, complete and correct copies of the Company’s certificate of incorporation and bylaws as in effect on the date hereof (the “Company Organizational Documents”). The Company Organizational Documents are in full force and effect and neither of the Companies is in violation of any provision of the Company Organizational Documents. The operations now being conducted by the Companies are not (and have never been) conducted under any other name.

(c) Schedule 2.1(c) of the Seller Disclosure Schedule separately lists (i) the directors of each Company and (ii) the officers of each Company.

2.2 Capitalization.

(a) The authorized capital stock of each Company is separately listed on Schedule 2.2(a) of the Seller Disclosure Schedule. All of the issued and outstanding Company Group Capital Stock is held by the Selling Stockholders. The Selling Stockholders are the only record holders of Company Group Capital Stock, and neither Company has issued any other Company Securities. Schedule 2.2(a) of the Seller Disclosure Schedule sets forth a complete and correct capitalization table of each Company, as of the Closing, which lists (i) all stockholders and their respective addresses, (ii) their respective holdings of Company Group Capital Stock, and (iii) each stockholder’s respective portion of the Closing Payment, Notes and Purchaser Shares. The Companies shall deliver Schedule 2.2(a) of the Seller Disclosure Schedule to Purchaser prior to Closing.

(b) All of the issued and outstanding shares of the Company Group Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. All of the issued and outstanding shares of the Company Group Capital Stock have been offered, issued and sold by the Companies in compliance with United States federal and applicable state securities laws. There are no authorized or outstanding (i) subscriptions, warrants, options, convertible or exchangeable securities or other rights (contingent or otherwise) to purchase or acquire any shares of capital stock of any Company or (ii) securities, instruments or obligations that are or may become convertible or exchangeable into shares of capital stock or other securities or registered capital of either Company. The Companies do not have any obligation (whether written, oral, contingent or otherwise) nor are they otherwise bound to issue any subscription, warrant, option, convertible or exchangeable security or other such right or to issue or distribute to holders of any shares of capital stock or other Company Securities or any evidences of indebtedness or assets of either Company. Neither Company has any obligation (whether written, oral, contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or other Company Securities or any interest therein or to pay any dividend or make any other distribution in respect thereof. There are no outstanding or authorized stock appreciation, restricted stock, phantom stock or similar rights with respect to either Company. Neither Company has made or delivered any oral or written communications to the employees or contractors of either Company with respect to any payment arising out of the transactions contemplated by this Agreement. There are no agreements, written or oral, between any Company and any holder of its respective securities or others, or among any holders of its securities, relating to the acquisition (including rights of first refusal, first offer, anti-dilution or pre-emptive rights), disposition, registration under the Securities Act of 1933, as amended (the “Securities Act”), or voting of the Company Group Capital Stock.

(c) Neither Company has any outstanding options (including commitments to grant options) or other equity awards, whether vested or unvested, to acquire shares of its Company Capital Stock (“Company Options”). Neither Company maintains any option plans or other equity compensation related plans or arrangements. No Company has any outstanding warrants or other rights to acquire shares of its Company Capital Stock or any other interests or securities of the Company (whether or not exercisable or vested).

(d) Neither Company has any Subsidiaries and neither has ever had any Subsidiaries, and neither Company does own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any corporation, partnership, joint venture or other business association or entity.

(e) The consideration to which the holders of shares of Company Capital Stock will be entitled to receive pursuant to this Agreement, if any, conforms to the Company Organizational Documents and the Selling Stockholders shall not be entitled to receive any different or additional amount as a result of the transactions contemplated herein with respect to shares of Company Capital Stock held by the Selling Stockholders.

(f) The Selling Stockholders are the record owners of all of the issued and outstanding shares of the Company Group Capital Stock. The Company Group Capital Stock constitutes all of the Company Group Capital Stock owned of record by the Selling Stockholders, and the Company has not issued or granted any (i) subscriptions, warrants, options, convertible or exchangeable securities or other rights (contingent or otherwise) to purchase or acquire any shares of capital stock of the Companies or (ii) securities, instruments or obligations that are or may become convertible or exchangeable into shares of capital stock of either Company or other securities or registered capital of either Company.

2.3 Authority. Each of the Companies has all necessary corporate power and authority and legal capacity to execute and deliver this Agreement and the other Company Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The (i) execution, delivery, and performance by the Companies of this Agreement and the other Company Documents and (ii) the consummation by the Companies of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the respective part of each Company. This Agreement has been, and each of the other Company Documents to which either Company is a party has been (or will be) duly and validly executed and delivered by each Company, and, assuming the due authorization, execution and delivery by Purchaser, constitutes (or will constitute) a legal, valid and binding obligation of each Company, enforceable against such Company, in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles. The Board of Directors and the stockholders of each Company have unanimously approved this Agreement and the transactions contemplated hereby and thereby, and no other corporate proceedings on the part of either Company are necessary to adopt or authorize this Agreement, or any certificate or other instrument required to be executed and delivered by either Company pursuant hereto or to consummate the transactions contemplated hereby or thereby. None of such actions by the Board of Directors and the stockholders of either Company have been amended, rescinded or modified.

2.4 No Conflicts.

(a) The execution and delivery of this Agreement and the other Company Documents to which it is a party, compliance with the provisions of this Agreement and the other Company Documents to which it is a party by each Company, as applicable, and the consummation of the transactions contemplated hereby and thereby, will not (a) conflict with or violate the Company Organizational Documents, (b) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which either Company is entitled under, any Material Contract, Permit, Security Interest to which either Company is a party or by which either Company is bound or to which such Company’s assets are subject, (c) result in the creation or imposition of any Security Interest upon any assets of either Company, or (d) violate any Legal Requirements applicable to either Company or any of their respective properties or assets.

(b) Schedule 2.4(b) of the Seller Disclosure Schedule sets forth all necessary notices, consents, waivers and approvals as are required under any Contracts to which either Company is a party in connection with the Stock Purchase, or for any such Contract to which either Company is a party to remain in full force and effect without limitation, modification or alteration immediately after the Closing.

2.5 Governmental Filings and Consents. No consent, approval, order or authorization of, or registration, declaration or filing with (together, the “Consents”), any Governmental Authority is required on the part of the Companies in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to either Company and would not prevent, materially alter or materially delay the consummation of the transactions contemplated by this Agreement.

2.6 Financial Statements.

(a) Attached as Schedule 2.6(a) of the Seller Disclosure Schedule are the following financial statements of the Companies, prepared on a consolidated basis (collectively, the “Financial Statements”): (i) the unaudited balance sheet (the “Balance Sheet”) and the related statements of income, stockholders’ equity (deficit) and cash flows for the three (3) month period ended March 31, 2013, (ii) the audited balance sheet and the related statements of income, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2012 (collectively, the “2012 Financial Statements”), and (iii) the audited balance sheet as of December 31, 2011, and the related statements of income, stockholders’ equity (deficit) and cash flows for the year then ended.

(b) The Financial Statements (i) are derived from and are in accordance with the books and records of the Company, and (ii) fairly present in all material respects the financial condition of the Company Group on a combined basis at the dates therein indicated and the results of operations and cash flows of the Company Group on a combined basis for the periods therein specified in accordance with GAAP (subject to normal recurring year-end audit adjustments, none of which adjustments individually or in the aggregate will be material in amount and except for the absence of footnotes).

(c) All of the trade accounts receivable of the Company Group arose in the ordinary course of business and consistent with past practices and are carried at values determined in accordance with GAAP consistently applied. The trade accounts receivable of the Company Group are not subject to any setoff or counterclaim other than any amount for which a reserve has been established in accordance with GAAP (as shown on the Balance Sheet or, for receivables arising subsequent to the Balance Sheet Date, as reflected on the books and records of the Company (which receivables are recorded in accordance with GAAP)). No notes or accounts receivable of the Company Group represents an obligation for goods sold on consignment, on approval or on a sale-or-return basis or is subject to any other repurchase or return arrangement. Except as disclosed on Schedule 2.6 of the Seller Disclosure Schedule, no Person has any Encumbrance on any notes or accounts receivable of the Company Group and, no request or agreement for deduction or discount has been received by the Companies with respect to any notes or accounts receivable of the Company Group.

(d) Schedule 2.6(d)(i) of the Seller Disclosure Schedule sets forth the Net Working Capital of the Company Group on a combined basis as of December 31, 2012 and Schedule 2.6(d)(ii) of the Seller Disclosure Schedule sets forth the Net Working Capital of the Company Group on a combined basis as of March 31, 2013.

2.7 Substantial Customers and Suppliers.

(a) Schedule 2.7(a) of the Seller Disclosure Schedule lists the twenty (20) largest customers of the Company Group on the basis of consolidated revenues received by the Company from such customers (including the respective revenues from such customers) for (i) the three (3) month period ending on March 31, 2013, (ii) the twelve (12) month period ending on December 31, 2012 (the foregoing described customers are herein called the “Major Customers”).

(b) No Major Customer of the Companies has provided written or, to the Company Group’s Knowledge, verbal notice to the Company that it has terminated, or intends to terminate, its contract with the Company.

2.8 Absence of Changes. Except as set forth in Schedule 2.8 of the Seller Disclosure Schedule, since the date of the Balance Sheet, (a) the business of each Company has been conducted in the usual, regular and ordinary course of business consistent with past practice; (b) no Company Material Adverse Effect has occurred; and (c) there has not been any action or event, nor any authorization, commitment or agreement by either Company with respect to any action or event that, if taken or if occurred after the date of this Agreement, would be prohibited by Section 4.1, without regard to anything disclosed in Schedule 4.1(b).

2.9 Absence of Undisclosed Liabilities . As of the date hereof and as of Closing, the Company Group does not have any Indebtedness or other Liability or obligation, except for Liabilities and obligations (a) shown on the Balance Sheet; (b) which have arisen since the date of the Balance Sheet in the ordinary course of business and consistent with past practice and which are not in excess of $10,000, individually or $20,000 in the aggregate; (c) incurred pursuant to or in connection with this Agreement and the transactions contemplated hereby; (d) which have been or will be satisfied on or prior to Closing or will be reflected in Actual Closing Net Working Capital; (e) arising in the ordinary course of business and consistent with past practice under Contracts entered into in the ordinary course of business; or (f) set forth in Schedule 2.9(i) of the Seller Disclosure Schedule (listed out separately for each Company). Except for Liabilities reflected in the Financial Statements, the Company Group does not have any off-balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company. All reserves that are set forth in or reflected in the Balance Sheet have been established in accordance with GAAP. To the Company Group’s Knowledge, no current or former employee, officer, director or stockholder of either Company has identified or been made aware of any fraud that involves either of the Company’s respective management or any other current or former employees, officers or directors who have a role in the preparation of financial statements or the internal accounting controls, if any, utilized by such Company, or any claim or allegation regarding any of the foregoing.

2.10 Taxes. Except as disclosed on Schedule 2.10 of the Seller Disclosure Schedule:

(a) (i) All Tax Returns required to be filed by or on behalf of each Company have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are accurate in all material respects, complete and correct; and (ii) all Taxes payable by or on behalf of each Company (whether or not shown on a Tax Return) have been fully and timely paid. With respect to any period for which such Tax Returns have not yet been filed or for which such Taxes are not yet due or owing, each Company has made adequate accruals for such Taxes on the Balance Sheet in accordance with GAAP. All required estimated Tax payments have been timely made by or on behalf of each Company.

(b) Since the date of the Balance Sheet, each Company has not incurred any Liability for Taxes except in the ordinary course of business of the Company Group and consistent with past practice of the Company Group. Each Company will establish, in accordance with GAAP accruals for the payment of Taxes due and payable by such Company for the period from January 1, 2013 through the Effective Time.

(c) Each Company has complied with all applicable Legal Requirements relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts so withheld.

(d) Each Company has Delivered to Purchaser copies of (i) all income and other material Tax Returns of or including such Company for all Tax periods of such Company for all open years, and (ii) any pending audit, revenue agent report or other similar correspondence issued relating to Taxes of such Company for all such Tax periods.

(e) No claim has been made by a Taxing Authority in a jurisdiction where either Company does not file a Tax return that either Company is or may be subject to Taxation in that jurisdiction, and to the Company Group’s Knowledge, there is no jurisdiction in which such claim could be reasonably made.

(f) There are no pending audits by the Internal Revenue Service or any other Taxing Authority, no audit is in progress and neither Company has been notified of any request for such an audit or other examination. Neither Company is currently delinquent in the payment of any Tax, nor, have any deficiencies for any Tax been threatened, claimed, proposed or assessed in writing against such Company which have not been settled or paid. No adjustment relating to any Tax Returns filed by either Company has been proposed by a Taxing Authority to such Company (or any representative thereof) that has not been finally resolved. There is not in effect any waiver by either Company of any statute of limitations with respect to any Taxes.

(g) Each Company (including any other Person on its behalf) (i) has not agreed to, is not required to and has not made any application requesting permission to make, and has not made any adjustment pursuant to Section 481(a) of the Code or any similar provision of Tax Law, (ii) has not entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law with respect to the Company, and (iii) has not requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed, or granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid. For income Tax purposes, each Company will not be required to include any income or gain or exclude any deduction or loss from income for any taxable period or portion thereof after the Effective Time as a result of any installment sale or open transaction disposition consummated before the Effective Time or prepaid amount received before the Effective Time.

(h) Neither Company is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of any Taxing Authority.

(i) Neither Company has ever been a party to, any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

(j) Neither Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(k) Each Company has adequately disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(l) Neither Company has consummated or participated in, and neither Company is currently participating in, any transaction which was or is a “tax shelter” as defined in Section 6662 or former Section 6111 of the Code or the Treasury Regulations promulgated thereunder (or any comparable provision of state, local or foreign Tax Law). Neither Company has participated in, and neither Company is currently participating in, a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), including any transaction that is the same or substantially similar to one or more of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(2), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law (or any comparable provision of state, local or foreign Tax Law).

(m) Neither Company is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Purchaser, either Company or any of their respective affiliates by reason of Section 280G of the Code or that could be subject to Section 4999 of the Code.

(n) Neither Company has made or filed an election under Section 108, Section 441 or Section 1017 of the Code.

(o) There are (and immediately following the Effective Time there will be) no liens on the assets of either Company relating or attributable to Taxes, other than liens for Taxes not yet due and payable.

(p) Neither Company has (i) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return, (ii) ever been a party to any Tax sharing, indemnification, allocation or similar agreement, or (iii) any liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by operation of law, by contract or agreement, or otherwise.

(q) Each Company has been an S corporation within the meaning of the Code and for state Tax Law purposes (except in those states which do not recognize S corporation status), at all times since inception, and has filed all forms and taken all actions necessary to maintain such status. Neither Company nor any Selling Stockholder has taken any action, or omitted to take any action, which action or omission could result in the loss of S corporation status prior to the Closing.

(r) Neither Company will be liable for any Tax under Section 1374 of the Code in connection with the deemed sale of such Company’s assets caused by the Section 338(h)(10) Elections. Neither Company has in the past 10 years, (1) acquired assets from another corporation in a transaction in which the tax basis of the acquired assets (or any other property) was determined, in whole or in part, by reference to the tax basis of the acquired assets (or any other property) in the hands of the transferor, or (2) acquired the stock of any corporation.

2.11 Property . Except as set forth in Schedule 2.11 of the Seller Disclosure Schedule, neither Company currently owns or leases and has never owned or leased any real property. Each Company has good and indefeasible title to all tangible properties and assets (whether real or personal). All such tangible properties and assets reflected on the Companies’ books and records as being owned by the Company, including all tangible properties and assets reflected on the Balance Sheet or acquired after the date of the Balance Sheet, other than obsolete properties or assets that have been disposed of in the ordinary course of business, and, except as disclosed on Schedule 2.11 of the Seller Disclosure Schedule, none of such properties or assets is subject to any Security Interest or other Encumbrance.

2.12 Contracts . Other than as disclosed on Schedule 2.12(1) of the Seller Disclosure Schedule (and listed separately for each Company), neither Company is a party to, subject to or otherwise bound by:

(a) other than Customer Contracts, any Contract or series of related Contracts which requires aggregate future expenditures by the Company in excess of $10,000.00 or which might result in payments by or to the Company in excess of $10,000.00;

(b) any Contract for the purchase of equipment in excess of $10,000.00;

(c) other than Customer Contracts, any Contract that expires more than one year after the date of this Agreement;

(d) any Contract (other than a Contract entered into in the ordinary course of business and consistent with past practice) with support or indemnification obligations that cannot be terminated with not more than ninety (90) days’ notice without penalty;

(e) any distributor, reseller or similar Contract under which such Company does not have the right to terminate without penalty on less than 90 days notice;

(f) any Contract with any current or former stockholder, employee, officer or director of such Company, or to the Company Group’s Knowledge, any “affiliate” or “associate” of such Persons (as such terms are defined in the rules and regulations promulgated under the Securities Act) (any of the foregoing, a “Related Party”), including any Contract providing for the furnishing of services by, rental of real or personal property from, or otherwise requiring payments to, or from, any Related Party;

(g) any Contract limiting the freedom of such Company to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Technology or Intellectual Property Rights, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of such Company to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;

(h) any agreement, contract or commitment by such Company to license to any third party the right to manufacture or reproduce any product, service or technology of such Company or any agreement, contract or commitment by any Person to such Company to sell or distribute any products, service or technology of such Company;

(i) any agreement pursuant to which the Company licenses to or from a third party source code for such Company’s products;

(j) any trust, loan agreement, indenture, note, bond, debenture or other document or Contract evidencing Indebtedness to any Person, any capitalized lease obligation, any commitment to provide any of the foregoing, or any agreement of guaranty, indemnification or other similar commitment with respect to the obligations or Liabilities of any other Person;

(k) any Company Government Contract or Company Government Subcontract;

(l) any Contract for the disposition of any material portion of the assets or business (whether by merger, sale of stock, sale of assets or otherwise) of such Company;

(m) any Contract for the acquisition of the business or capital stock of another party (whether by merger, sale of stock, sale of assets or otherwise);

(n) any Contract concerning a joint venture, joint development or other similar arrangement with one or more Persons;

(o) any agreement pursuant to which such Company is obligated to provide maintenance, support or training for its products, other than in the ordinary course of business;

(p) any hedging, futures, options or other derivative Contract;

(q) any Contract to grant any severance or termination pay or benefits (in cash or otherwise) to any employee, individual consultant, or any contractor;

(r) any Contract (including any Company Employee Plan), any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or in connection with additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(s) any Contract for the employment of any director, officer, employee or consultant of such Company or any other type of Contract with any officer, employee or consultant of such Company that is not immediately terminable at-will by such Company without cost, Liability or post-termination benefits (other than continuation coverage required by law), including any Contract requiring such Company to make a payment to any director, officer, employee or consultant on account of the Stock Purchase, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

(t) any Contract under which such Company provides any consulting, software implementation, deployment, development services or support services with payments to such Company in excess of $10,000;

(u) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(v) any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by such Company, in connection with this Agreement and the transactions contemplated hereby;

(w) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into the ordinary course of business pursuant to such Company’s standard unmodified form (a copy of which has been Delivered to Purchaser);

(x) any Customer Contract with an end-user Customer with revenue of greater than $10,000 for the twelve (12) month period ending December 31, 2012;

(y) any settlement agreement; or

(z) any real property lease;

Accurate, complete and correct copies of each of the Material Contracts (including all amendments thereto) have been Delivered to Purchaser. Each Contract set forth in Schedule 2.12 of the Seller Disclosure Schedule (or required to be so disclosed therein, whether or not actually disclosed therein) (each, a “Material Contract” and collectively the “Material Contracts”) is a valid and binding agreement of the respective Company, is in full force and effect and is enforceable against all parties thereto in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general principles of equity. Except as set forth in Schedule 2.12 of the Seller Disclosure Schedule, (i) such Company is not in material default or breach under the terms of any of the Material Contracts (a “default” being defined for purposes hereof as an actual default or event of default or the existence of any fact or circumstance which would, upon receipt of notice or passage of time, constitute a default or right of termination), nor will the consummation of the transactions contemplated by this Agreement give rise to any such material default or breach, (ii) to the Company Group’s Knowledge no other party to any such Material Contracts is in material default or breach of such Material Contracts, (iii) to the Company Group’s Knowledge, no event has occurred that with notice or the passage of time would constitute a material default or breach thereunder by the Companies, and (iv) to the Company Group’s Knowledge, no event has occurred that with notice or the passage of time would permit the modification or premature termination of any Contract with a Major Customer by any other party thereto. Marex Group, Inc. is a party to that certain Reseller Agreement dated November 4, 2011, by and between Healthland, Inc. (“Healthland”) and Marex Group, Inc. (the “Healthland Agreement”) which agreement includes a minimum purchase requirement in Exhibit A thereto that, among other things, requires Healthland to purchase a minimum of twenty five (25) licenses per quarter from Marex Group, Inc. (100 annually) until October 31, 2014 (the “Minimum Purchase Requirement”). For all purposes under this Agreement, the Healthland Agreement shall be deemed a Material Contract.

2.13 Benefit Plans.

(a) Schedule 2.13(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of each plan, program, policy, practice, contract, agreement, or other arrangement providing for retirement, fringe benefit, vacation, cafeteria benefit, health or welfare benefit, dependent care, stock, option, bonus, or other incentive plan, supplemental retirement, deferred compensation, severance, separation, employment, compensation or other benefits, which is or has been maintained, contributed to, or required to be contributed to by each Company (whether written or unwritten, insured or self-insured, each, a “Company Employee Plan” or “Plan”) and each Employee Agreement.

(b) The Companies have Delivered to Purchaser complete and accurate copies of (i) each Company Employee Plan and Employee Agreement including all amendments thereto, (ii) the most recent annual report on Form 5500 required to have been filed with the IRS for each Company Employee Plan; (iii) the most recent determination letter, if any, from the IRS for any Company Employee Plan that is intended to qualify under Section 401(a) of the Code; (iv) the summary plan descriptions for each Company Employee Plan, or a written description of the terms of any Company Employee Plan that is not in writing; (v) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements for each Company Employee Plan; (vi) any notices to or from the IRS or U.S. Department of Labor relating to any material compliance issues in respect of any such Company Employee Plan.

(c) None of the Company Employee Plans is an “employee welfare benefit plan” or “employee pension benefit plan” within the meaning of Section 3 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(d) No persons or entities are or have ever been under common control with a Company within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder (an “ERISA Affiliate”).

(e) None of the Company Employee Plans or Employee Agreements promises or provides retiree medical or other retiree welfare benefits to any person. Neither Company has ever maintained, established, sponsored, participated in, contributed to, or required to contribute to any pension plan which is subject to Section 412 of the Code.

(f) Each Company Employee Plan has been administered in accordance with its terms and in material compliance with the requirements prescribed by any and all statutes, rules and regulations (including, without limitation, ERISA and the Code) and each Company has performed all material obligations required to be performed by it under, is not in default under or violation of and has no knowledge of any material default or violation by any other party to, any of the Plans.

(g) The execution of this Agreement and consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan or Employee Agreement that will result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefit or obligation to fund benefits with respect to any employee or consultant of either Company.

(h) Any Company Employee Plan intended to be qualified under Section 401(a) of the Code (i) has either applied for, prior to the expiration of the requisite period under currently applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS, or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with currently applicable legislation. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status.

(i) Each Company “nonqualified deferred compensation plan” subject to Section 409A of the Code has complied with the documentary and operational requirements of Section 409A of the Code. Neither Company has any obligation to reimburse any employee for taxes under Section 409A of the Code.

(j) None of the Companies, any of their Subsidiaries, or, to the Knowledge of the Company Group, any of their respective directors, officers, employees or agents has, with respect to any Company Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code, in each case applicable to a Company, any of its Subsidiaries or any Company Employee Plan or for which such Company or any of its Subsidiaries has any indemnification obligation.

(k) All required contributions, premiums and other payments required to be made with respect to any Company Employee Plan have been timely made, accrued or reserved for.

2.14 Intellectual Property.

(a) Schedule 2.14(a) of the Seller Disclosure Schedule is a complete and accurate list (separated by Company) of (i) all Company Registered Intellectual Property Rights, (ii) all unregistered copyrights in computer software that are included in the Company Intellectual Property, (iii) all unregistered Trademarks included within the Company Intellectual Property. For each of the foregoing, the listing shall include (w) the respective application or serial number (if applicable), (x) the date of any such application and registration and the jurisdiction(s) in which any such application and registration has been registered or applied for, and (y) a brief summary of any pending proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related thereto.

(b) Each item of Company Registered Intellectual Property Rights is valid and subsisting, and all necessary fees, including without limitation all registration, maintenance, issuance and renewal fees, in connection with such Company Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property Rights. Except as disclosed in Schedule 2.14(b) of the Seller Disclosure Schedule, there are no actions that must be taken by either Company within one hundred twenty (120) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Registered Intellectual Property Rights. To Company Group’s Knowledge, no third party is in breach of any non-disclosure agreement signed with a Company or of any confidentiality terms of any agreement signed with a Company. In each case in which a Company has acquired ownership of any Technology or Intellectual Property Right from any Person, such Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer the Technology and all rights in such Technology including all associated Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to such Company. To the maximum extent provided for by, and in accordance with, applicable laws and regulations, each Company has recorded each assignment of a Registered Intellectual Property Right assigned to such Company with the relevant Governmental Entity, including the PTO, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be. Neither Company has claimed a particular status, including “Small Business Status,” in the application for any Company Registered Intellectual Property Rights, or which to the Knowledge of the Company Group has since become inaccurate or false prior to the Closing.

(c) The Company Group does not have any Knowledge of any information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of Company Intellectual Property invalid or unenforceable, or would adversely affect any pending application for any Company Registered Intellectual Property Right, and, to the Knowledge of the Company Group, neither Company has misrepresented, or failed to disclose, and has no Knowledge of any misrepresentation or failure to disclose, any fact or circumstances in any application for any Company Registered Intellectual Property Right that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company Registered Intellectual Property Right.

(d) Except as disclosed in Schedule 2.14(d) of the Seller Disclosure Schedule, (i) neither Company has granted any Encumbrance to any item of unregistered Company Intellectual Property and, to the Company Group’s Knowledge, no Person has claimed it has any Encumbrance to any item of unregistered Company Intellectual Property, and (ii) the Company Registered Intellectual Property Rights are free and clear of Encumbrances.

(e) Except as disclosed in the Schedule 2.14(e) of the Seller Disclosure Schedule, neither this Agreement nor the transactions contemplated by this Agreement will result in the loss or impairment of the rights of the Company Group to own, use or otherwise exploit any of the Company Intellectual Property.

(f) To the extent that any Technology currently used by any Company which is owned, possessed, used or controlled by any Company has been developed or created by a third party, such Company has a written agreement with such third party with respect thereto and such Company thereby either (i) has obtained all rights of the developer thereto, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted), in either event by operation of law or by valid assignment or license.

(g) With the exception of inbound “shrink-wrap”, similar publicly available commercial binary code end-user licenses or Public Software, all Technology owned by a Company was written and created solely by either (i) employees of such Company acting within the scope of their employment or (ii) by third parties who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to such Company, and to the Company Group’s Knowledge no such third party owns or has any rights to any of the Company Intellectual Property.

(h) Each Company has, and enforces, a policy requiring each employee, consultant and contractor who contributed in any material manner to the development or creation of any Company Intellectual Property to execute a proprietary information, confidentiality and assignment agreement, substantially in the form attached hereto as Schedule 2.14(h) of the Seller Disclosure Schedule, and all such current and former employees, consultants and contractors of such Company have executed such an agreement.

(i) Each Company has taken commercially reasonable steps to protect the Company’s rights in confidential information and Trade Secrets of such Company or provided by any other Person to such Company.

(j) Except as disclosed in Schedule 2.14(j) of the Seller Disclosure Schedule, neither Company has transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Technology or Intellectual Property Right that is or was Company Intellectual Property, to any other Person.

(k) Other than inbound “shrink-wrap”, similar publicly available commercial binary code end-user licenses and Public Software, the contracts, licenses and agreements listed in Schedule 2.14(k) of the Seller Disclosure Schedule (separated by Company) lists all contracts, licenses and agreements to which either Company is a party with respect to any Technology or Intellectual Property Rights licensed to a Company. Neither Company is in material breach of nor has such Company failed to perform under in any material respect, any of the foregoing contracts, licenses or agreements and, to the Company Group’s Knowledge, no other party to any such contract, license or agreement is in breach thereof or has failed to perform thereunder.

(l) Other than Customer Contracts, Schedule 2.14(l) of the Seller Disclosure Schedule lists (separated by Company) all material contracts, licenses and agreements between a Company on the one hand and any other Person on the other hand wherein or whereby such Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation of the Intellectual Property Rights of any Person.

(m) To the Knowledge of the Company Group, there are no contracts, licenses or agreements between a Company on the one hand and any other Person on the other hand with respect to the Company Intellectual Property under which there is any dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by such Company thereunder.

(n) To the Knowledge of the Company Group, the operation of the business of the Company Group as it currently is conducted, including but not limited to the design, development, use, disclosure, import, branding, advertising, promotion, marketing, license, manufacture, sale, license and distribution of the products, or services or other Technology of the Companies does not infringe or misappropriate any Intellectual Property Right of any Person, or constitute unfair competition or trade practices under the laws of any jurisdiction, and neither Company has received written, or to the Knowledge of the Company Group oral, notice from any Person claiming that such operation or any act, product, or service or other Technology of the Companies infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(o) To the Company Group’s Knowledge, no Person is infringing or misappropriating any Company Intellectual Property.

(p) The Company is not a party to any pending proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing of Company Intellectual Property by the Companies or affects the validity, use or enforceability of such Company Intellectual Property.

(q) No (i) product, technology, service or publication of either Company, (ii) material published or distributed by either Company or (iii) conduct or statement of either Company constitutes obscene material, a defamatory statement or material, false advertising or otherwise violates in any material respect any law or regulation.

(r) The Company Intellectual Property, the contracts, licenses and agreements listed in Schedule 2.14(l) of the Seller Disclosure Schedule and the Company Software Programs, constitutes all the Technology and Intellectual Property Rights used in the conduct of the business of the Companies as it currently is conducted, including, without limitation, the design, development, manufacture, use, disclosure, import, branding, advertising, promotion, marketing, sale, license and distribution of products or other Technology of the Companies, including performance of services.

(s) Except as disclosed in Schedule 2.14(s) of the Seller Disclosure Schedule, neither this Agreement nor the transactions contemplated by this Agreement will result in (i) any third party being granted rights or access to, or the placement in or release from escrow, of any Company Intellectual Property, (ii) Purchaser being required to grant any third party any right, title or interest to or with respect to any Intellectual Property Rights owned by, or licensed to, Purchaser pursuant to any agreement to which such Company is a party or by which it is bound, or (iii) Purchaser being obligated to pay any royalties, fees, honoraria or other amounts to any third party in excess of those payable by such Company prior to the Closing Date pursuant to agreements to which such Company is a party or by which it is bound.

(t) Schedule 2.14(t) of the Seller Disclosure Schedule contains a true and complete list (separated by Company) of all of the software programs included in or developed for inclusion in each Company’s products by such Company or any third party (including all software programs embedded or incorporated in such Company’s products) (the “Company Software Programs”). To the Company Group’s Knowledge, each Company is in compliance with all Pubic Software license agreements to which such

Company is a party and a Company’s use or incorporation of Public Software has and does not (i) grant to any third party any rights in such Company’s products or Company Intellectual Property, (ii) require the licensing, disclosure, or distribution of any Company Intellectual Property developed by or for such Company, (iii) require such Company to license the use of such Company’s products to third parties without charge, (iv) create restrictions on or immunities to such Company’s enforcement of its Intellectual Property Rights, or (v) obligate such Company to disclose, make available, offer or deliver any portion of its source code to any third party. The term “Public Software” includes any and all software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed as open source, public source, free software or similar licensing or distribution model, including software licensed or distributed under any of the licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

(u) Each Company employs commercially reasonable measures to ensure that the Company Software Programs do not contain any viruses. For the purposes of this Agreement, “virus” means any computer code intentionally designed to disrupt, disable, or harm in any manner the operation of any software or hardware or to allow a third party to have access to the user’s computer or network without such user’s authority.

(v) All data which has been collected, stored, maintained or otherwise used by each Company has been collected, stored, maintained and used in accordance with all applicable U.S. and foreign laws, rules, regulations, guidelines, contracts, and industry standards. Neither Company has received written, or to the Company Group’s Knowledge oral, notice of noncompliance with applicable data protection laws, rules, regulations, guidelines or industry standards in effect prior to the Closing Date. Each Company has made all registrations that such Company is required to have made in relation to the processing of data, and is in good standing with respect to such registrations, with all fees due within ninety (90) days of the date hereof duly made. Each Company’s practices are, and have always been, in compliance with (i) their then-current privacy policy, including the privacy policy posted on such Company’s websites, and (ii) their customers’ privacy policies, when required to do so by contract. Each Company has implemented and maintained measures as required by applicable law to protect and maintain the confidential nature of any personally identifiable information. Each Company has technological and procedural measures in place as required by applicable law to protect personally identifiable information collected by such Company against loss, theft and unauthorized access or disclosure.

(w) This Section 2.14 is the sole and exclusive representation and warranty of the Companies and the Selling Stockholders with respect to the Company Intellectual Property and Technology and Intellectual Property Rights licensed to each Company

2.15 Government Funding; Government Contracts.

(a) Neither Company has applied for or received any financial assistance from any supranational, national, local or foreign authority or government agency.

(b) Neither Company, nor any directors, officers or employees of either Company is, or within the past three years has been, to the Knowledge of the Company Group (i) under any material administrative, civil or criminal investigation, audit, indictment or information by any Governmental Authority, (ii) the subject of any material audit or investigation, with respect to any alleged violation of any Legal Requirement or Contract arising under or relating to any Contract between such Company, on the one hand, and any Governmental Authority, on the other hand, including any facilities Contract for the use of government-owned facilities (each such Contract, a “Company Government Contract”) or each Contract between such Company, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Authority, (each such Contract, a “Company Government Subcontract”) or (iii) debarred or suspended, or proposed for debarment or suspension, or received notice of actual or proposed debarment or suspension (or for purposes of this clause (iii), in the case of Contracts governed by Legal Requirements other than the state or federal Legal Requirements of the United States, the functional equivalents thereof, if any), from participation in the award of any Contract with any Governmental Authority. There exist no facts or circumstances that, to the Knowledge of the Company Group, would warrant the institution of suspension or debarment proceedings or a finding of nonresponsibility or ineligibility with respect to either Company, or any of their respective directors, officers or managers, in any such case, for purposes of doing business with any Governmental Authority.

2.16 Insurance. Schedule 2.16 of the Seller Disclosure Schedule contains a complete and correct list (separated by Company) as of the date hereof of all insurance policies maintained by or on behalf of the Companies. Such list includes information regarding the type of policy and policy number and insurer. Accurate, complete and correct copies of each listed policy have been Delivered to Purchaser. Such policies are in full force and effect and each Company has complied in all material respects with the provisions of such policies. There is no pending claim by either Company pending under any of such insurance policies as to which coverage has been questioned, denied or disputed in writing by the underwriters of such policies or bonds. Neither Company has received written notice or, to the Company Group’s Knowledge, any other form of notice of any threatened termination of, or any premium increase with respect to, any of such insurance policies.

2.17 Personnel.

(a) Each Company is in compliance in all material respects with all Legal Requirements respecting employment, discrimination in employment, employment practices, tax withholding, equal employment, terms and conditions of employment, meal and rest periods, immigration status, leaves of absence, employee privacy, worker classification (including the proper classification of workers as independent contractors and consultants), wages (including overtime wages), compensation and hours of work, and occupational safety and health and employment practices. Neither Company has engaged any employee whose employment would require special licenses or permits. Each Company has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Each Company has paid in full to all Employees all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Employees, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Company Group’s Knowledge threatened, against either Company or, to the Company Group’s Knowledge, any of their Employees relating to (i) any Employee (in such Employee’s capacity as an officer, director or employee of a Company), or (ii) any Employee Agreement. There are no pending or, to the Company Group’s Knowledge, threatened claims or actions against either Company under any worker’s compensation policy or long-term disability policy. Except as described on Schedule 2.17(a) of the Seller Disclosure Schedule, neither Company is a party to any Employee Agreement.

(b) Neither Company has any liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. There are no unwritten policies or customs that, by extension, could entitle employees of either Company to benefits in addition to those to which they are entitled pursuant to applicable Legal Requirements (including unwritten customs concerning the payment of statutory severance pay when it is not legally required). Neither Company is liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(c) Neither Company has engaged any consultants, sub-contractors or freelancers who, according to applicable Legal Requirements, would be entitled to the rights of an employee vis-à-vis such Company, including rights to severance pay, vacation, and other employee-related statutory benefits. Neither Company has any obligations under COBRA (or similar Legal Requirement) with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. Neither Company is a party to a conciliation agreement, consent decree or other agreement or order with any Government Authority. There are no material controversies pending, or to the Company Group’s Knowledge threatened, between either Company and any of their employees or other service providers, which controversies have or have threatened to result in an action, arbitration, suit, proceeding, claim, arbitration or investigation before any Governmental Authority.

(d) Schedule 2.17(d) of the Seller Disclosure Schedule sets forth an accurate, complete and correct list (separated by Company) of all severance Contracts, employment Contracts and Contracts providing for any Change in Control Payment to which either Company is a party or by which either Company is bound. Except for the foregoing and except for COBRA related obligations required by law (i.e., there are no financial obligations of either Company under any COBRA matter), neither Company has any obligation to pay any amount or provide any benefit to any former employee or former officer, other than obligations (i) for which a Company has established a reserve for such amount on the Balance Sheet and (ii) pursuant to Contracts entered into after the date of the Balance Sheet and disclosed on Schedule 2.17(d) of the Seller Disclosure Schedule.

(e) Neither Company is a party to or bound by any collective bargaining agreement or other labor union Contract (including any Contract or agreement with any works council, trade union, or other labor-relations entity) with respect to any employee, and no such collective bargaining agreement or other labor union Contract is being negotiated by either Company. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any employee or other service provider of a Company. The Company Group has no Knowledge of any activities or proceedings of any labor union with respect to organizing its employees. There is no labor dispute, strike, work stoppage, slowdown, or concerted refusal to work overtime against either Company pending, or to the Company Group’s Knowledge, threatened, which may interfere with the business activities of either Company. The consummation of the transactions contemplated by this Agreement will not entitle any Person (including any works council, trade union or other labor-relations entity) to any payments under any labor agreement, or require a Company to consult with, provide notice to, or obtain the consent or opinion of any union, works council, or similar labor relations entity. Neither Company, nor to the Knowledge of the Company Group, any of their representatives or employees, has committed any unfair labor practice within the meaning of the National Labor Relations Act in connection with the operation of the business of a Company, and there is no charge or complaint against either Company by the National Labor Relations Board or any comparable Governmental Authority pending or to the Knowledge of the Company Group threatened.

(f) Each Company has Delivered to Purchaser an accurate, complete and correct list of the names, positions and rates of compensation of all current officers, directors, and employees of the Company, showing each such person’s name, position, place of employment, date of hire, annual remuneration (including commission and bonus opportunity), accrued vacation or paid time off, status as exempt/non-exempt and fringe benefits for the current fiscal year. Neither Company has any employees performing services outside of the United States.

(g) Each Company has Delivered to Purchaser an accurate, complete and correct list of all of its consultants, advisory board members, seconded workers, and independent contractors since January 1, 2010 and for each such Person the initial hire date or date of the engagement, a description of the remuneration arrangements applicable to each, and a brief description of the services provided, the specific entity for whom they provide services (if other than a Company), and whether the engagement has been terminated by either party, including the effective date of such termination.

(h) Each Company is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local law. In the past year, (i) neither Company has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of a Company, and (iii) neither Company has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of any similar state, local or foreign law or regulation. Neither Company has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the ninety (90) day period prior to the date hereof, and there has been no termination which would trigger any notice or other obligations under the WARN Act or similar state, local or foreign law. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(i) There are no election statements under Section 83(b) of the Code that are in either Company’s possession or subject to its control with respect to any unvested securities or other property issued by either Company to any of its respective employees, non-employee directors, consultants and other service providers.

(j) Schedule 2.17(j) of the Seller Disclosure Schedule sets forth an accurate, complete and correct list (separated by Company) of all employees of, and independent contractors to, the Companies with names and titles, as applicable.

(k) Except as contemplated herein, neither Company has (i) entered into any arrangements or agreements that obligate or purport to obligate any Company to make an offer of employment to any present or former employee or consultant of the Companies or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of either Company of any terms or conditions of employment with either Company following the consummation of the transactions contemplated by this Agreement.

2.18 Litigation. Except as disclosed on Schedule 2.18 of the Seller Disclosure Schedule, there is no (a) Action pending, or to the Company Group’s Knowledge, threatened, against either Company, any of the properties of the Companies, or the transactions contemplated hereby, (b) governmental inquiry, audit, investigation, or other proceeding pending, or to the Company Group’s Knowledge threatened, against either Company or any of their properties (including any inquiry as to the qualification of a Company to hold or receive any license or Permit), or (c) to the Company Group’s Knowledge, any Action pending or threatened against any Related Party or the Selling Stockholders in connection with the business of a Company. Neither Company is in default with respect to any order, writ, injunction or decree of any Governmental Authority known to or served upon a Company. There is no action or suit by either Company pending, threatened or contemplated against any other Person. No Governmental Authority has at any time challenged or questioned the legal right of either Company to conduct their respective operations as presently or previously conducted. There is no action, suit, claim or proceeding of any nature pending or, to the Company Group’s Knowledge, threatened, against any Person who has a contractual right or a right pursuant to Nebraska or Florida Law, as applicable, to indemnification from either Company related to facts and circumstances existing prior to the Effective Time.

2.19 Environmental Matters.

(a) For all purposes of and under this Agreement, (i) the term “Environmental Laws” shall mean any Legal Requirement (whether domestic or foreign) which prohibits, regulates or controls any Hazardous Substance or any Hazardous Substance Activity; (ii) the term “Hazardous Substance” shall mean any substance, chemical, material, emission, waste or discharge that is designated or regulated as toxic, hazardous, radioactive or a pollutant, or contaminant or is otherwise a danger to health, reproduction and the environment, including without limitation, asbestos-containing materials, petroleum and petroleum products or any fraction thereof; (iii) the term “Hazardous Substance Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, labeling, exposure of others to, sale, or distribution of any Hazardous Substance or any product or waste containing a Hazardous Substance, or product manufactured with Ozone depleting substances; (iv) the term “Environmental Permit” shall mean any approval, authorization, permit, registration, certification, franchise, concession, license, clearance or consent required to be obtained from any private person or any Governmental Authority with respect to a Hazardous Substance Activity which is or was conducted by a Company.

(b) (i) Each Company has conducted all Hazardous Substance Activities in compliance with all Environmental Laws in all material respects; (ii) neither Company has received any notice of any noncompliance relating to its past or present operations with Environmental Laws; (iii) no notices, administrative actions or suits are pending, or to the Company Group’s Knowledge threatened, relating to an actual or alleged violation of any applicable Environmental Law by either Company; (iv) the Hazardous Substance Activities of each Company have not resulted in the exposure of any person to a Hazardous Substance in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person; (v) except in compliance with all Environmental Laws and as would not subject a Company to Liability, no Hazardous Substance is present on or under any real property that either Company owns, leases occupies, or otherwise uses or was present on or under any other real property at the time a Company ceased owning, leasing, occupying, or using such property; (vii) there have been no Hazardous Substances generated by either Company that have been disposed of, or come to rest at, any site that has been included in any published United States federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority within or outside the United States, (vii) there are no aboveground or underground tanks, sumps, asbestos which is friable or likely to become friable, or any polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on any site currently owned, leased or otherwise used by either Company, (viii) Schedule 2.19(b)(viii) of the Seller Disclosure Schedule accurately describes all of the Environmental Permits currently held by each Company and the listed Environmental Permits are all of the Environmental Permits necessary for the continued conduct of any Hazardous Substance Activity of such Company and all such Environmental Permits are valid and in full force and effect and no circumstances exist which could cause any Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee; (ix) neither Company has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to Liabilities arising out of any Environmental Law or the Hazardous Substance Activities of the respective Company, or any other Person; (x) neither Company is aware of any fact or circumstance, which could result in any environmental Liability which could reasonably be expected to result in a material adverse effect on the business or financial status of the respective Company; and (xi) each Company has Delivered to Purchaser true and correct copies of all material records in such Company’s or its advisors’ possession or control concerning the Hazardous Substance Activities of such Company, any Environmental Permits, any environmental site assessments, any testing or sampling data, and any audits, inspection reports, notices of non-compliance, and correspondence with regulatory agencies.

2.20 Compliance with Laws; Permits.

(a) Each Company is in compliance with, and has complied with, and as of the date of this Agreement has not received any notices of violation with respect to, any Legal Requirement with respect to the conduct of its business, or the ownership or operation of its business (including the keeping of all required registers and timely filing or delivery of all required documents under the provisions of any applicable Legal Requirement). To the Company Group’s Knowledge, neither Company is under investigation with respect to, has not been threatened to be charged with, and has not been given notice of, any violation of any Legal Requirement.

(b) All material Permits (i) pursuant to which a Company currently operates or holds any interest in its properties, or (ii) which are required for the operation of the business of such Company as currently conducted or the holding of any such interest, have been issued or granted to such Company, and all such material Permits are in full force and effect and constitute all Permits required to permit each Company to operate or conduct its business as it is currently conducted and hold any interest in its properties or assets.

2.21 Encumbrances. Except as disclosed on Schedule 2.21 of the Seller Disclosure Schedule, the tangible property and assets that each Company owns are free and clear of all mortgages, deeds of trust, liens, loans, claims, charges, restrictions and Encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and Encumbrances and liens that arise in the ordinary course of business and consistent with past practice and do not materially impair such Company’s ownership or use of such property or assets. Except as disclosed on Schedule 2.21 of the Seller Disclosure Schedule, with respect to the property and assets it leases, each Company is in compliance with such leases and, to the Knowledge of the Company Group, holds a valid leasehold interest free of any Encumbrances other than those of the lessors of such property or assets. To the Company Group’s Knowledge, the foregoing property and assets collectively comprise all material tangible property and assets necessary for each Company to conduct its business consistent with the manner such business was conducted during the periods covered by the Financial Statements.

2.22 Brokers and Finders. All negotiations relating to this Agreement and the transactions contemplated hereby and thereby have been carried on without the intervention of any Person acting on behalf of the Companies or any of their affiliates in such manner as to give rise to any valid claim against either Company or Purchaser for any investment banker, brokerage or finder’s commission, fee or similar compensation.

2.23 Anti-Takeover Statute Not Applicable. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or anti-takeover provision in the Company Organizational Documents is applicable to either Company, any shares of Company Group Capital Stock or other Company Securities, this Agreement, or the transactions contemplated by this Agreement.

2.24 Certain Relationships and Related Transactions. Except as disclosed on Schedule 2.24 of the Seller Disclosure Schedule, none of the officers and directors of either Company, the Selling Stockholders, nor to the Knowledge of the Company Group, any immediate family member of an officer, Selling Stockholder or director of either Company, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for, any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Companies (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded). Except as disclosed on Schedule 2.24 of the Seller Disclosure Schedule, neither the Selling Stockholders or, to the Knowledge of the Company Group, any of their immediate family members nor any officers or directors of either Company, or, to the Knowledge of the Company Group, any of their immediate family members, is a party to, or to the Knowledge of the Company Group otherwise directly or indirectly interested in, any Contract to which either Company is a party or by which either Company or any of its assets or properties may be bound or affected, other than normal employment, compensation and stock option and other benefit arrangements for services as an officer, director or employee thereof. Except as disclosed on Schedule 2.24 of the Seller Disclosure Schedule, neither the Selling Stockholders or, to the Knowledge of the Company Group, any of their immediate family members nor, to the Knowledge of the Company Group, any officers or directors of either Company or immediate family members has any interest in any property, real or personal, tangible or intangible that is used in, or that relates to, the business of the Companies, except for the rights of the Selling Stockholders under applicable Legal Requirements.

2.25 Bank Accounts; Powers, etc. Schedule 2.25(a) of the Seller Disclosure Schedule lists (separated by Company) each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which a Company has an account or safe deposit box and the names and identification of all Persons authorized to draw thereon or to have access thereto. Schedule 2.25(b) of the Seller Disclosure Schedule lists each Person with a company credit card.

2.26 Books and Records.

(a) Without limiting the foregoing, each Company has Delivered to Purchaser accurate, complete and correct copies of: (i) the Company Organizational Documents, as currently in effect; (ii) the minute books of such Company; (iii) the stock ledger, journal and other records reflecting all equity issuances and transfers and all option and warrant grants and agreements of such Company; and (iv) permits, orders and consents issued by any regulatory agency with respect to such Company, or any securities of such Company, and all applications for such permits, orders and consents.

(b) The minute books of each Company Delivered to Purchaser contain a complete and accurate summary in all material respects of all meetings of directors and stockholders or actions by written consent since the time of incorporation of such Company through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

(c) The financial and accounting books, records and accounts of each Company (i) are accurate, complete and correct in all material respects, (ii) have been maintained in accordance with reasonable business practices, (iii) are stated in reasonable detail and accurately and fairly reflect in all material respects the transactions and dispositions of the assets and properties of such Company, and (iv) accurately and fairly reflect, in all material respects, the basis for the Financial Statements.

ARTICLE 2A

REPRESENTATIONS AND WARRANTIES

OF EACH SELLING STOCKHOLDER

Each Selling Stockholder severally, and not jointly, hereby represents and warrants to Purchaser as follows:

2A.1 Ownership. Such Selling Stockholder is the record and beneficial owner of the issued and outstanding shares of the Company Group Capital Stock set forth opposite such Seller Stockholder’s name on Schedule 2.A 1 hereto, and, except as disclosed on Schedule 2A.2 hereto, such Company Group Capital Stock is not subject to any Encumbrances or to any rights of first refusal of any kind, and, except as disclosed on Schedule 2A.2 hereto, such Selling Stockholders has not granted any rights to purchase such Company Group Capital Stock to any other Person. Such Selling Stockholder has the sole right to transfer such Company Group Capital Stock to Purchaser. Such Company Group Capital Stock constitutes all of the Company Group Capital Stock owned, beneficially or of record, by such Selling Stockholder, and such Selling Stockholder has no (i) subscriptions, warrants, options, convertible or exchangeable securities or other rights (contingent or otherwise) to purchase or acquire any shares of capital stock of the Companies or (ii) securities, instruments or obligations that are or may become convertible or exchangeable into shares of capital stock of either Company or other securities or registered capital of either Company. At the Closing, pursuant to Section 1.5, Purchaser will receive good title to such Company Group Capital Stock, free and clear of all Encumbrances.

2A.2 Authority. Such Selling Stockholders has all necessary power and authority and legal capacity to execute and deliver this Agreement and the other Company Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the other Company Documents to which such Selling Stockholder is a party has been (or will be) duly and validly executed and delivered by such Selling Stockholder, as applicable, and, assuming the due authorization, execution and delivery by Purchaser, constitutes (or will constitute) a legal, valid and binding obligation of such Selling Stockholder, enforceable against such Selling Stockholder, in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

2A.3 No Conflicts.

(a) The execution and delivery of this Agreement and the other Company Documents to which it is a party, compliance with the provisions of this Agreement and such other Company Documents by such Selling Stockholder, as applicable, and the consummation of the transactions contemplated hereby and thereby, will not violate any Legal Requirements applicable to such Selling Stockholders or any of their respective properties or assets.

(b) The execution and delivery by such Selling Stockholder of this Agreement and the other Company Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby will not conflict with (i) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which such Selling Stockholder or any of their properties or assets is subject, or (ii) any Legal Requirement applicable to such Selling Stockholder or any of their properties or assets.

2A.4 Governmental Filings and Consents. No Consents of or with any Governmental Authority or third parties is required on the part of such Selling Stockholder in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

2A.5 Investment Purpose (a).

(a) Such Selling Stockholder is an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated by the SEC under the Securities Act. Such Selling Stockholder acknowledges that the Purchaser Shares are not being registered under the securities laws of the United States or any state thereof in reliance upon one or more exemptions from the registration requirements made available under such laws.

(b) Such Selling Stockholder is acquiring the Purchaser Shares for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and that neither Stockholder has any present intention of selling, granting any participation in, or otherwise distributing the same. Such Selling Stockholder further represents that it does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Purchaser Shares.

(c) Such Selling Stockholder understands and acknowledges that the Purchaser has a limited financial and operating history and that an investment in the Purchaser is highly speculative and involves substantial risks. Such Selling Stockholder can bear the economic risk of such Selling Stockholder’s investment and is able, without impairing such Selling Stockholder’s financial condition, to hold the Purchaser Shares for an indefinite period of time and to suffer a complete loss of such Selling Stockholder’s investment. Such Selling Stockholder has had an opportunity to ask questions of, and receive answers from, the officers of the Purchaser concerning the Purchaser Shares and the transactions contemplated by the Purchase Agreement, as well as the Purchaser’s business, management and financial affairs, which questions were answered to its satisfaction. Such Selling Stockholder believes that it has received all the information such Selling Stockholder considers necessary or appropriate for deciding to acquire the Purchaser Shares pursuant to this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Purchaser hereby represents and warrants to the Selling Stockholders and the Companies as follows subject to the matters set forth in the Purchaser Disclosure Schedule:

3.1 Organization and Standing.

(a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Purchaser is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the properties, owned, leased or operated, or the business conducted by it requires such qualification, expect for such failures to be so duly qualified and in good standing that would not have a material adverse effect. Purchaser is not in violation of any of the provisions of its certificate of incorporation or bylaws, except as would not have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement.

(b) Purchaser has delivered to the Selling Stockholders accurate, complete and correct copies of the Purchaser’s certificate of incorporation and bylaws as in effect on the date hereof (the “Purchaser Organizational Documents”). The Purchaser Organizational Documents are in full force and effect and Purchaser is not in material violation of any provision of the Purchaser Organizational Documents.

3.2 Authority. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and each certificate and other instrument required to be executed and delivered by Purchaser pursuant hereto, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each certificate and other instrument required to be executed and delivered by Purchaser pursuant hereto and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement and each certificate and other instrument required to be executed and delivered by Purchaser pursuant hereto has been (or will be) duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery by the Companies, and the Selling Stockholders, constitutes (or will constitute) a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

3.3 No Conflicts. The execution and delivery of this Agreement and each certificate and other instrument required to be executed and delivered by Purchaser pursuant hereto, compliance with the provisions of this Agreement and each certificate or other instrument required to be executed and delivered by Purchaser pursuant hereto and the consummation of the transactions contemplated hereby and thereby, will not (a) conflict with or violate the certificate of incorporation or bylaws of Purchaser, (b) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which Purchaser is entitled under, any Contract, Permit, Security Interest or other interest to which Purchaser is a party or by which Purchaser is bound or to which the assets of Purchaser are subject, (c) result in the creation or imposition of any Security Interest upon any assets of Purchaser, except as contemplated by this Agreement or the transactions contemplated herein or (d) violate any Legal Requirements applicable to Purchaser or any of its properties or assets.

3.4 Governmental Filings and Consents . No Consents of or with any Governmental Authority are required on the part of Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not prevent, materially alter or materially delay the consummation of the transactions contemplated by this Agreement.

3.5 Funds. On the Closing Date, Purchaser will have sufficient funds to pay the Closing Payment payable in respect of the Company Group Capital Stock at the Closing pursuant to this Agreement.

3.6 Brokers’ and Finders’ Fees. All negotiations relating to this Agreement and the transactions contemplated hereby and thereby have been carried on without the intervention of any Person acting on behalf Purchaser or any of its affiliates in such manner as to give rise to any valid claim against either Company or Purchaser for any investment banker, brokerage or finder’s commission, fee or similar compensation.

3.7 Solvency. The Purchaser is not insolvent and, after the Closing and after giving effect to this Agreement and the other transactions contemplated hereby, the Purchaser shall not be insolvent, in each case either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable Liability on debts as they become absolute and matured.

3.8 Purchaser Shares; Capitalization.

(a) The issuance and delivery of the Purchaser Shares has been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

(b) The authorized capital stock of Purchaser consists of (i) 45,500,000 shares of common stock, $0.0001 par value per share; (ii) 18,240,300 shares of Series A Preferred Stock, $0.0001 par value per share; (iii) 10,782,500 shares of Series B Preferred Stock, $0.0001 par value per share; and (iv) 6,000,000 shares of Series B-1 Preferred Stock, $0.0001 par value per share. All of the outstanding shares of capital stock of Purchaser are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of Purchaser is entitled to preemptive rights. 10,342,210 shares of common stock, 17,206,508 shares of Series A Preferred Stock, 10,380,000 shares of Series B Preferred Stock, and 800,000 shares of Series B-1 Preferred Stock are issued and outstanding. All outstanding shares of capital stock of the Subsidiaries of Purchaser are owned by Purchaser or a direct or indirect wholly owned subsidiary of Purchaser, free and clear of all Encumbrances. There are no options or rights to acquire capital stock or voting securities of Purchaser and there are no other securities of Purchaser convertible into or exchangeable for shares of capital stock or voting securities of Purchaser.

3.9 Financial Statements.

(a) Attached as Schedule 3.9 of the Purchaser Disclosure Schedule are the following financial statements of the Purchaser (collectively, the “Purchaser Financial Statements”): (i) the unaudited balance sheet (the “Purchaser Balance Sheet”) and the related statements of income, stockholders’ equity (deficit) and cash flows for the three (3) month period ended March 31, 2013, (ii) the audited balance sheet and the related statements of income, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2012, and (iii) the audited balance sheet as of December 31, 2011, and the related statements of income, stockholders’ equity (deficit) and cash flows for the year then ended.

(b) The Purchaser Financial Statements (i) are derived from and are in accordance with the books and records of the Purchaser, and (ii) fairly present in all material respects the financial condition of the Purchaser at the dates therein indicated and the results of operations and cash flows of the Purchaser for the periods therein specified in accordance with GAAP (subject to normal recurring year-end audit adjustments, none of which adjustments individually or in the aggregate will be material in amount and except for the absence of footnotes).

3.10 Absence of Undisclosed Liabilities . Purchaser does not have any Indebtedness or other Liability or obligation, except for Liabilities and obligations (a) shown on the Purchaser Balance Sheet; (b) which have arisen since the date of the Purchaser Balance Sheet in the ordinary course of business and consistent with past practice and which are not in excess of $10,000, individually or $20,000 in the aggregate; (c) incurred pursuant to or in connection with this Agreement and the transactions contemplated hereby; or (d) set forth in Schedule 3.10. Schedule 3.10 sets forth all Indebtedness of Purchaser as of the date hereof. Except for Liabilities reflected in the Purchaser Financial Statements, the Purchaser does not have any off-balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Purchaser. All reserves that are set forth in or reflected in the Purchaser Balance Sheet have been established in accordance with GAAP. To the knowledge of the Purchaser, no current or former employee, officer, director or stockholder of Purchaser has identified or been made aware of any fraud that involves either of the Purchaser’s management or any other current or former employees, officers or directors who have a role in the preparation of financial statements or the internal accounting controls, if any, utilized by such Purchaser, or any claim or allegation regarding any of the foregoing.

3.11 Investment Purpose. Purchaser is purchasing the Company Group Capital Stock for investment only and not with a view to resale or other disposition. Purchaser acknowledges that the Company Group Capital Stock is not being registered under the securities laws of the United States or any state thereof in reliance upon one or more exemptions from the registration requirements made available under such laws.

3.12 Litigation. Purchaser is not a party to or subject to any Action, judgment, order, writ, injunction, decree or award before any Governmental Authority, nor are any such Actions pending or to the knowledge of Purchaser, threatened which, if adversely determined, would prevent the consummation of the transactions contemplated hereby, including the issuance of the Purchaser Shares.

3.13 Certain Relationships and Related Transactions. None of the stockholders, officers and directors of Purchaser, nor to the knowledge of Purchaser, any immediate family member of a stockholder, officer or director of Purchaser, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for, any firm, partnership, entity or corporation that does business with, or has any contractual arrangement with, Purchaser (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of Purchaser otherwise directly or indirectly interested in, any Contract to which Purchaser is a party or by which Purchaser or any of its assets or properties may be bound or affected, other than normal employment, compensation and stock option and other benefit arrangements for services as an officer, director or employee thereof, or (iii) has any interest in any property, real or personal, tangible or intangible that is used in, or that relates to, the business of the Purchaser.

3.14 Independent Investigation . In entering into this Agreement and each of the other documents and instruments relating to the Stock Purchase and the other transactions contemplated by this Agreement, Purchaser has relied solely upon its own investigation and analysis, and Purchaser acknowledges and agrees that, except for the specific representations and warranties of the Selling Stockholders and the Companies contained in Articles 2 and 2A of this Agreement or in any other Company Document, none of the Selling Stockholders, the Companies, their respective affiliates or any of their respective Representatives makes or has made any representation or warranty, either express or implied, with respect to the Companies or their business, operations, Technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, “data rooms” maintained by the Sellers Stockholders and/or Companies, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Purchaser or any of its affiliates, shareholders or Representatives.

ARTICLE 4

CONDUCT PRIOR TO THE EFFECTIVE TIME

During the time period from the date hereof until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Section 8.1, each Company covenants and agrees with Purchaser as follows:

4.1 Conduct of Business of each Company.

(a) Except as expressly contemplated by this Agreement, or as Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), each Company shall use reasonable commercial efforts to operate its business in all material respects in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, pay its debts and Taxes when due (subject to the right of Purchaser to review and approve any Tax Returns to the extent required by this Agreement) (unless disputed in good faith), pay or perform its other obligations when due (unless disputed in good faith), and, to the extent not inconsistent with such business, use commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with its customers, suppliers, distributors, licensors, licensees, and others having business dealings with it.

(b) Except as expressly contemplated by this Agreement, as set forth in Schedule 4.1(b) of the Seller Disclosure Schedule (referencing the specific subsection of this Section 4.1(b) to which it relates) or as Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), the Companies shall not:

(i) make any expenditure, or enter into any commitment or transaction, exceeding $25,000 (other than the payment of rent, accounts payable and accrued expenses, payroll and interest obligations on Company Indebtedness or under Customer Contracts (on the Company’s standard form Delivered to Purchaser and not exceeding annual Company obligations of $ 50,000 and terminable within 90 days notice), in each case, in the ordinary course of business and consistent with past practice);

(ii) (A) terminate or extend, or materially amend, waive, modify, or violate the terms of, any Material Contract disclosed on the Seller Disclosure Schedule (or agree to do so), or (B) enter into any Contract that would have been required to have been disclosed on Schedule 2.8 of the Seller Disclosure Schedule or Schedule 2.12 of the Seller Disclosure Schedule had such Contract been entered into prior to the date hereof except for Customer Contracts entered into in the ordinary course of business;

(iii) relinquish any material right, outside the ordinary course of such Company’s business;

(iv) commence, compromise or settle any Action or threat of Action, other than Actions to enforce its rights under this Agreement, which compromise or settlement would result in amounts payable by a Company in excess of $10,000;

(v) other than cash dividends, declare, set aside or pay any dividends on, or make any other distributions (whether in stock or property) in respect of any Company Group Capital Stock, or split, combine or reclassify any Company Group Capital Stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Company Group Capital Stock;

(vi) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Group Capital Stock (or options, warrants or other rights exercisable therefor);

(vii) issue, grant, deliver or sell any shares of Company Group Capital Stock or any securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any kind or character obligating it to issue, grant, deliver or sell any such shares or other convertible securities convertible into Company Interests;

(viii) cause or permit any amendments to the Company Organizational Documents;

(ix) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Companies’ business;

(x) other than the sale or disposition of obsolete assets, sell, lease, license (except for licenses of a Company’s products or services in the ordinary course of business) or otherwise dispose of any of a Company’s properties or assets, including the sale of any accounts receivable of a Company, or grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge (other than accounts payable arising in the ordinary course of business) affecting any owned property or leased property or any part thereof;

(xi) incur any Indebtedness (other than trade payables in the ordinary course of business and consistent with past practice) or guarantee any Indebtedness or issue or sell any debt securities or guarantee any debt securities or other obligations of others;

(xii) grant any loans to others (other than advances to employees for travel and business expenses in the ordinary course of business and consistent with past practice) or purchase debt securities of others or amend the terms of any outstanding loan agreement;

(xiii) adopt or, except as required by law for which such Company shall provide prior written notice to Purchaser and cooperate with the Purchaser in reviewing such requirement, amend any Company Employee Plan, enter into or amend any Employee Agreement (other than execution of a Company’s standard at will offer letter), pay or agree to pay any special bonus or special remuneration to any director or Employee, or increase or agree to increase the salaries, wage rates, or other compensation or benefits of its Employees except payments made pursuant to written agreements or plans outstanding on the date hereof and disclosed in Schedule 4.1(b)(xiii) of the Seller Disclosure Schedule;

(xiv) revalue any of its assets (whether tangible or intangible), including writing off notes or accounts receivable, settle, discount or compromise any accounts receivable, or reverse any reserves other than in the ordinary course of business and consistent with past practice;

(xv) accelerate the booking, collection or recording of any accounts receivable outside the ordinary course of business and consistent with past practice;

(xvi) delay the payment, accrual or recording of any liabilities of a Company outside the ordinary course of business and consistent with past practice;

(xvii) pay, discharge or satisfy, in an amount in excess of $25,000 in the aggregate, any claim, liability, loan or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Balance Sheet;

(xviii) except as required by law, and except as relates to income Tax related elections or income Tax related methods, policies, or practices that would have no material effect on the Purchaser or its ownership of either Company, make or change any material election in respect of Taxes, adopt or change any material accounting method or policy, period of accounting, or historic practice in respect of Taxes, enter into any closing agreement or similar agreement or arrangement with respect to Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, take any action to surrender any right to claim a refund or credit of Taxes, or file or amend any Tax Return unless such Tax Return or amended Tax Return has been provided to Purchaser for review to the extent required by Section 4.3;

(xix) enter into or amend any joint venture, strategic alliance or any similar arrangement or agreement;

(xx) hire, offer to hire or terminate (other than for cause) any employees, or encourage any employees to resign from a Company, or promote, demote or make any other change to the employment status or title of any officer of a Company;

(xxi) enter into any agreement, contract or commitment for the grant by a Company of any severance, termination pay or bonus (in cash or otherwise) to any Employee, including any officer;

(xxii) engage in any purchase or sale of any interest in real property, grant of any Security Interest in any real property, or enter into any agreement to lease, sublease, license or otherwise occupy any real property;

(xxiii) take any action regarding a patent or patent application or trademark or trademark application, other than in the ordinary course of business and consistent with past practice and filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business;

(xxiv) terminate, amend or fail to renew any existing insurance coverage;

(xxv) terminate or fail to renew or preserve any material Permits; or

(xxvi) take, or agree in writing or otherwise to take, or propose to take, any of the actions described in Section 4.1(b)(i) through Section 4.1(b)(xxv), inclusive.

4.2 No Negotiation.

(a) Each of the Companies and the Selling Stockholders will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. Neither the Companies nor the Selling Stockholders will, nor will any of them authorize or permit any of the officers, directors, affiliates, stockholders or Employees of a Company or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing Persons, including any such Persons so authorized by either Company or the Selling Stockholders, collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce (or assist in or cooperate with any Person in) the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined), (ii) enter into, participate in, maintain or continue any discussions, communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or otherwise take any action to facilitate any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any security holders of a Company, or (vi) consummate or otherwise effect a transaction providing for any transaction contemplated by an Acquisition Proposal.

(b) The Companies and the Selling Stockholders shall immediately notify Purchaser orally and in writing after receipt by either one of the Companies and/or any Company Representatives of any Acquisition Proposal and provide Purchaser with the high level terms of such Acquisition Proposal.

(c) The Companies shall be deemed to have breached the terms of this Section 4.2 if any Company Representatives shall take any action, whether in his or her capacity as such or in any other capacity, that is prohibited by this Section 4.2. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Purchaser shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Section 4.2 and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which Purchaser may be entitled at law or in equity.

4.3 Tax Returns. Each Company shall timely file all Tax Returns required to be filed, and shall pay all Taxes (including payments of estimated Tax) required to be paid, prior to the Closing Date. Purchaser shall have the opportunity to review all such non-income Tax Returns before they are filed and to consent to any positions taken therein which are inconsistent with either the past practices of the Companies or applicable Legal Requirements. The Companies shall give the Purchaser a copy of all such income Tax Returns for informational purposes only unless the filing of such income Tax Return could reasonably be expected to have an adverse effect in any material respect on Purchaser or its ownership of either Company. If such adverse effect could reasonably be expected to occur, the Purchaser’s opportunity to consent, as provided above in this Section 4.3, shall be provided before filing any such income Tax Return, which consent shall not be unreasonably withheld.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1 Commercially Reasonable Efforts to Complete; Third Party Consents.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use all commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions set forth in Article 6 and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.1(a), each Company shall use all commercially reasonable efforts to obtain the consents set forth on Schedule 5.1(b) (the “Required Consents”). All such consents shall be in a form and substance reasonably acceptable to Purchaser. In the event that the other parties to any Contract to which the Required Consents relate conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon or otherwise required in response to a consent request relating to this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration, or other payments under the Contract or the provision of additional security (including a guaranty), such Company shall not make or commit to make any such payment or provide any such consideration without Purchaser’s prior written consent, which consent shall not be unreasonably withheld or delayed.

5.2 Notification of Certain Matters.

(a) During the time period from the date hereof until the earlier to occur of (x) the Effective Time or (y) the termination of this Agreement in accordance with the provisions of Section 8.1, each of the Companies and the Selling Stockholders shall give prompt notice to Purchaser of (i) the occurrence or non-occurrence of any event which has caused, or is reasonably likely to cause, any representation or warranty of a Company and/or the Selling Stockholders set forth in this Agreement to be untrue or inaccurate, (ii) any failure of either Company or the Selling Stockholders to comply with or satisfy any covenant, condition or agreement which was required to be complied with or satisfied by it hereunder, and (iii) any other event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article 6 impossible or unlikely, in each such case to the extent the Company Group obtains Knowledge thereof. The Selling Stockholders and the Companies shall have the right after the date of this Agreement, but no later than the Closing, to amend and supplement the information contained in (i) Schedule 2.12, but solely to disclose any new Contracts which have been entered into after the date hereof by the Companies in accordance with this Agreement, (ii) Schedule 2.17(j), but solely to disclose changes which occurred after the date hereof without violation of the terms of this Agreement, and (iii) Schedule 2.2(a) as provided in Section 2.2(a). Such amendments and supplements shall be deemed to update the Seller Disclosure Schedules for all purposes hereunder.

(b) During the time period from the date hereof until the earlier to occur of (x) the Effective Time or (y) the termination of this Agreement in accordance with the provisions of Section 8.1, Purchaser shall give prompt notice to the Companies of (i) the occurrence or non-occurrence of any event which has caused or would be reasonably likely to cause, any representation or warranty of Purchaser set forth in this Agreement to be untrue or inaccurate, (ii) any failure of Purchaser to comply with or satisfy any covenant, condition or agreement which was required to be complied with or satisfied by it hereunder, and (iii) any other event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article 6 impossible or unlikely, in each such case to the extent the Purchaser obtains knowledge thereof.

(c) The delivery of any notice pursuant to this Section 5.2 shall not (i) limit or otherwise affect any remedies otherwise available to any party, or (ii) constitute an acknowledgment or admission of a breach of this Agreement. Except as provided in Section 5.2(a), no disclosure by any party pursuant to this Section 5.2 shall affect or be deemed to modify, amend or supplement any representation or warranty set forth herein, the Seller Disclosure Schedule or the conditions to the obligations of the parties to consummate the transactions contemplated hereby in accordance with the terms and conditions hereof, or limit any right to indemnification provided herein.

5.3 Access to Information . During the period from the date hereof and prior to the earlier of the Effective Time or the termination of this Agreement, each Company shall afford Purchaser and its accountants, counsel and other representatives, reasonable access during the Companies’ normal business hours to (i) all of the properties, books, Contracts, assets, commitments and records of such Company, (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of such Company as Purchaser may reasonably request, and (iii) all employees of such Company as identified by Purchaser. Each Company shall provide to Purchaser and its accountants, counsel and other representatives copies of the Companies’ internal financial statements (including Tax Returns and supporting documentation) promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 or otherwise shall affect or be deemed to modify any representation or warranty of the Companies contained herein or the conditions to the obligations of the parties to consummate the Stock Purchase in accordance with the terms and provisions hereof.

5.4 Fees and Expenses . Whether or not the Stock Purchase is consummated, all fees and expenses incurred by the Companies (for which the Companies may pay or reimburse others or may otherwise be obligated to pay or reimburse others or may be or may become liable) in connection with the transactions contemplated hereby (including legal, accounting, consulting, investment banking, financial advisory, and brokerage fees and all other fees and expenses of third parties (including any costs incurred to obtain any Required Consents)) (the “Transaction Expenses”), shall, except to the extent paid at or prior to Closing, be the Liability and obligation of the Selling Stockholders and shall not be obligations of Purchaser or the Companies. For the avoidance of doubt, the Transaction Expenses that are the Liability and obligation of the Selling Stockholders pursuant to the preceding sentence shall not include any cost, fee, or expense incurred or committed to by Purchaser in connection with the negotiation of this Agreement, including, all legal, accounting, consulting, investment banking, financial advisory, and brokerage fees and expenses and all other fees and expenses of third parties incurred or committed to by Purchaser, all of which shall be borne by Purchaser. The Companies have previously provided to Purchaser a statement of estimated Transaction Expenses in form satisfactory to Purchaser (the “Statement of Expenses”). Whether or not reflected in the Statement of Expenses, Purchaser shall be entitled to recover the amount of any and all Transaction Expenses in excess of the amount of aggregate estimated Transaction Expenses as set forth on the Statement of Expenses pursuant to the terms and conditions of Article 7.

5.5 Tax Matters.

(a) The Selling Stockholders shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed on or before the Closing Date, and all income Tax Returns for any Tax period that ends on or before the Closing Date (whether required to be filed before or after the Closing Date). Such Tax Returns shall be prepared in a manner consistent with prior practice unless otherwise required by applicable Legal Requirements or, in the case of income Tax Returns, unless such inconsistency has no adverse effect in any material respect on the Final Allocation, Purchaser or its ownership of either Company.

(b) Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Return of each Company for any Tax period that begins before and ends after the Closing Date (a “Straddle Period”, and any such Tax Return, a “Straddle Period Tax Return”). Any Taxes for a Straddle Period shall be apportioned between the Selling Stockholders and the Purchaser in the manner set forth in Section 5.5(c), provided however that notwithstanding anything to the contrary herein or otherwise, any non-income Taxes included in Actual Closing Net Working Capital shall be the responsibility of, and paid by, Purchaser.

(c) For purposes of this Agreement:

(i) In the case of any gross receipts, income, payroll or similar Taxes that are payable with respect to a Straddle Period, the portion of such Taxes allocable to (A) the portion of the Straddle Period ending on the Closing Date (the “Pre-Closing Tax Period”), for which the Selling Stockholders are responsible, and (B) the portion of the Straddle Period beginning on the day next succeeding the Closing Date (the “Post-Closing Tax Period”), for which the Purchaser and/or either Company is responsible, shall be determined on the basis of a deemed closing at the end of the Closing Date of the books and records of such Company, provided however that notwithstanding anything to the contrary herein or otherwise, any non-income Taxes included in Actual Closing Net Working Capital shall be the responsibility of, and paid by, Purchaser. For the avoidance of doubt, any income Taxes resulting from the Section 338(h)(10) Elections, any Taxes of the Selling Stockholders for any taxable period or portion thereof, and any employment or payroll Taxes with respect to bonuses, cashout of options or other compensatory payments in connection with the transactions contemplated by this Agreement (except to the extent included in Actual Closing Net Working Capital) shall be treated as arising in the Pre-Closing Tax Period. To the extent that the party responsible pursuant to this Agreement for filing a Return (the “Filing Party”) is required to remit any Taxes that the other party is responsible pursuant to this Agreement to pay (the “Paying Party”), the Paying Party shall pay to the Filing Party any such Taxes within 10 days after receipt of reasonably satisfactory evidence of the amount of such Taxes.

(ii) In the case of any Taxes (other than gross receipts, income, payroll or similar Taxes) that are payable with respect to a Straddle Period, the portion of such Taxes allocable to the Pre-Closing Tax Period shall be equal to the product of all such Taxes multiplied by a fraction the numerator of which is the number of days in the Straddle Period from the commencement of the Straddle Period through and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period; provided, however, that appropriate adjustments shall be made to reflect specific events that can be identified and specifically allocated as occurring on or prior to the Closing Date (in which case the Selling Stockholders shall be responsible for any Taxes related thereto and Purchaser shall be entitled to reimbursement for such Taxes to the extent such Taxes were not reflected in Actual Closing Net Working Capital) or occurring after the Closing Date (in which case, Purchaser shall be responsible for any Taxes related thereto).

(d) Each Company, the Purchaser, and the Selling Stockholders shall cooperate with each other in connection with the filing of any Tax Returns of the Companies and any audit, litigation or other proceeding with respect to Taxes of the Companies. Each Company, the Purchaser, and the Selling Stockholders agree (i) to retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by a Company, the Purchaser or the Selling Stockholders, any extensions of the statute of limitations) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any of the other Parties so requests, each Company, the Purchaser, or the Selling Stockholders, as the case may be, shall allow the other party to take possession of such books and records.

(e) Notwithstanding anything to the contrary contained in this Agreement, the Selling Stockholders shall have the sole right to control and make all decisions regarding any Tax audit or administrative or court proceedings relating to federal or state income Taxes of each Company for any taxable period for which such Company was an S Corporation for the entire taxable period, including but not limited to the taxable period ending on the Closing Date (provided that such Company was an S-Corporation for the entire taxable period), and also including selection of counsel and selection of a forum for such contest.

(f) Notwithstanding anything to the contrary contained in this Agreement, except as set forth in Section 5.5(e), Purchaser shall have the sole right to control and make all decisions regarding any Tax audit or administrative or court proceeding relating to Taxes of each Company, including selection of counsel and selection of a forum for such contest, provided, however, that in the event such audit or proceeding relates to Taxes for which Purchaser is entitled to be reimbursed by, or to indemnification from, the Selling Stockholders, (i) Purchaser shall give the Selling Stockholders prompt written notice of such audit or proceeding, (ii) Purchaser, the Companies, and the Selling Stockholders shall cooperate in the conduct of any audit or proceeding relating to such Taxes, (iii) the Selling Stockholders shall have the right (but not the obligation) to participate in such audit or proceeding at the Selling Stockholders’ expense and shall be provided with copies of all material correspondence and documents relating to such audit or proceeding, and (iv) Purchaser shall not dispose of or settle any issue raised in any official inquiry, examination, audit or proceeding relating to Taxes of the Companies without the Stockholder Representative’s prior written consent (such consent not to be unreasonably withheld or delayed). Notwithstanding anything to the contrary herein, this Section 5.5(f) shall govern the conduct of Tax contests related to either Company.

(g) Selling Stockholders and Purchaser agree that, if requested by Purchaser, Selling Stockholders shall take, and shall cause a Company to take, all actions necessary and appropriate to make the election under Section 338(h)(10) of the Code and comparable state, local and foreign law with respect to Purchaser’s acquisition of the shares of each Company (the “338(h)(10) Elections”). Each Selling Stockholder will, if requested by Purchaser, deliver to Purchaser a completed and properly executed IRS Form 8023 relating to Purchaser’s acquisition of the shares of each Company. If Purchaser makes the 338(h)(10) Election, Purchaser shall deliver to the Stockholder Representative an IRS Form 8883 consistent with the Allocation. Purchaser, each Company and each Selling Stockholder shall file all Tax Returns consistent with, and shall not take any position inconsistent with such IRS Form 8883. Each Selling Stockholder shall include any income, gain, loss, deduction or other Tax item resulting from the 338(h)(10) Elections on such Selling Stockholder’s Tax Returns to the extent permitted by applicable Legal Requirements.

(h) Notwithstanding anything to the contrary in this Agreement, the obligations and covenants set forth in this Section 5.5 (and any claim for breach thereof) shall terminate at the close of business on the sixtieth day following the expiration of the applicable statute of limitations with respect to the Tax liabilities at issue.

5.6 Corporate Matters.

(a) Corporate Records. At the Closing, each Company shall deliver or cause to be delivered to Purchaser the original corporate books, stock ledgers, minute books and corporate seal, if any, of such Company.

(b) Directors and Officers of the Companies after the Effective Time. Unless otherwise determined by Purchaser prior to the Effective Time, immediately following the Effective Time the directors of each Company shall be those Persons listed on Schedule 5.6(b) (separated by Company), until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal. Unless otherwise determined by Purchaser prior to the Effective Time, immediately following the Effective Time the officers of each Company shall be those Persons listed on Schedule 5.6(b) (separated by Company), until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

5.7 Confidentiality.

(a) From and after the Closing Date, the Selling Stockholders shall not, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Purchaser or use or otherwise exploit for his own benefit or for the benefit of anyone other than Purchaser, any Confidential Information (as defined below). Notwithstanding the foregoing, the Selling Stockholders shall have no obligation to keep confidential (or cause the Companies or their officers, directors or Affiliates to keep confidential) any Confidential Information if and to the extent disclosure thereof is specifically required by law; provided, however, that in the event disclosure is required by applicable Legal Requirements, the Selling Stockholders shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order. For purposes of this Agreement, “Confidential Information” shall mean any confidential or proprietary information with respect to the Companies, including methods of operation, customer lists, products, prices, fees, costs, Technology, inventions, Trade Secrets, know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters not in the public domain or otherwise generally available to the public, provided that “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement or (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder.

(b) Each of Purchaser, the Companies and the Selling Stockholders shall not, directly or indirectly, disclose, reveal, divulge or communicate to any Person the terms of this Agreement, the Company Documents or the transactions contemplated hereby and thereby.

(c) The covenants and undertakings contained in this Section 5.7 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 5.7 will cause irreparable injury to the parties, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. The parties hereto specifically acknowledge and agree that the remedy at law for any breach of this Section 5.7 will be inadequate and in addition to any other remedy available to it, Purchaser will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 5.7. The rights and remedies provided by this Section 5.7 are cumulative and in addition to any other rights and remedies which Purchaser may have hereunder or at law or in equity. In the event that Purchaser were to seek damages for any breach of this Section 5.7, the portion of the consideration delivered to the Selling Stockholders hereunder which is allocated by the parties to the foregoing covenant shall not be considered a measure of, or limit on, such damages.

(d) The parties hereto agree that, if any court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified business limitation, a specified geographical area or any other relevant feature of this Section 5.7 is unreasonable, arbitrary or against public policy, then a lesser period of time, business limitation, geographical area or other relevant feature which is determined to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.

5.8 Selling Stockholders Release of Claims. Each Selling Stockholder agrees, upon the Effective Time, on his own behalf and on behalf of his respective heirs, family members, executors, agents, and assigns, to irrevocably release and forever discharge the Purchaser, each Company, and their respective current and former affiliates, stockholders, investors, attorneys, agents, managers, directors, officers, assigns, predecessors and successors (collectively, the “Released Parties”) from, and agrees not to sue concerning, or in any manner to institute, prosecute, or pursue, any claim, complaint, charge, duty, obligation, demand, cause of action, that such Selling Stockholder had or now has, or that such Selling Stockholder may hereafter have against any Released Party relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that such Selling Stockholder may possess against any of the Released Parties arising from any omissions, acts, facts, or damages that have occurred up until and including the Effective Time, including, without limitation: (A) any and all claims relating to or arising from such Selling Stockholder’s employment relationship with either Company and the termination of that relationship, (B) with respect to each Selling Stockholder’s ownership of the Company Group Capital Stock (with respect to such Selling Stockholder, the “Selling Stockholder’s Interests”) or the undersigned’s ownership of (or any right to acquire) any other equity interest in either Company, (C) any and all claims, in each case arising out of or relating to such Selling Stockholder’s ownership of the Selling Stockholder’s Interests, against a Released Party for any breach of duty, tort, contract (express or implied), fraud, misrepresentation, relief or rights under any federal, state or local law, statute or regulation or pursuant to any organizational documents of either Company, (D) any and all claims, in each case arising out of or relating to such Selling Stockholder’s ownership of the Selling Stockholder’s Interests, at law or in equity, (E) any and all claims, in each case arising out of or relating to such Selling Stockholder’s ownership of the Selling Stockholder’s Interests, based in any other way upon any act or omission on the part of the Released Parties and derivative rights that the undersigned had or now has, or that the undersigned may hereafter have against any Released Party by reason of any event, transaction, conduct, occurrence, relationship or cause whatsoever occurring on or prior to the date of this Agreement; provided, however, that the foregoing release shall not (i) apply to or relieve any of the Released Parties of their respective obligations or liabilities pursuant to, relating to or arising out of this Agreement, the Company Documents, the transactions contemplated hereby or thereby, or the other documents executed in connection with the transactions contemplated hereby or thereby (including the Notes) or be deemed to constitute a waiver of the availability of insurance (including health insurance and E&O policies), or any rights to make claims or demands with respect to that insurance, to cover claims or demands relating to pre-Closing periods, (ii) apply to any claims based on acts or events first occurring after the Effective Time, (iii) apply with respect to the Companies 401(k) plan and rights relating thereto, and (iv) apply to any benefits in which a Selling Stockholder has become vested under ERISA (collectively, the “Excluded Matters”). Each Selling Stockholder agrees that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not release claims that cannot be released as a matter of law, including, but not limited to, a Selling Stockholder’s right to file a charge with or participate in a charge by the Equal Employment Opportunity Commission, or any other local, state, or federal administrative body or government agency that is authorized to enforce or administer laws related to employment, against either Company (with the understanding that any such filing or participation does not give a Selling Stockholder the right to recover any monetary damages against such Company; each Selling Stockholder’s release of claims herein bars such Selling Stockholder from recovering such monetary relief from such Company). Each Selling Stockholder represents that he has made no assignment or transfer of any right, claim, complaint, charge, duty, obligation, demand, cause of action, or other matter waived or released by this Section. Each Selling Stockholder acknowledges and represents that, other than the consideration set forth in this Agreement or provided in agreements entered into pursuant to this Agreement, each Company has paid or provided all salary, wages, bonuses, premiums, leaves, housing allowances, relocation costs, interest, severance, outplacement costs, fees, reimbursable expenses, commissions, stock, stock options, vesting, and any and all other compensation due to such Selling Stockholder (other than holiday pay, earned but unused sick pay and vacation pay, rights to COBRA benefits required by Legal Requirements and the Excluded Matters).

5.9 Further Assurances. Each party hereto, at the request of another party hereto, shall execute and deliver such other certificates, instruments, agreements and other documents, and do and perform such other acts and things, as may be reasonably necessary or desirable for purposes of effecting completely the consummation of the Stock Purchase and the other transactions contemplated hereby.

5.10 Cash Distributions. Subject to the Closing Cash requirements set forth in this Agreement, the Selling Stockholders shall have the right to withdraw at or prior to Closing any Cash held by the Companies that has resulted from operating the Companies in the ordinary course of business consistent with past practice and not from the acceleration of any account receivables.

5.11 Record Retention. Except as set forth below, Purchaser will cause all books and records of the Companies (the “Records”) to be retained for five (5) years after Closing or such longer period as required by applicable Legal Requirements. During such term, Purchaser shall allow the Selling Stockholders and their Representatives reasonable access to inspect and/or copy the Records during normal business hours.

5.12 Guarantees. Purchaser and the Companies shall use commercially reasonable efforts to cause Purchaser to be substituted in all respects for the Selling Stockholders, and the Selling Stockholders fully released, as soon as possible after Closing, in respect of all obligations of the Selling Stockholders under each of the guarantees, indemnities, bonding arrangements, letters of credit and letters of comfort given by the Selling Stockholders for the benefit of the Companies identified on Schedule 5.12 hereto (the “Guarantees”). If any such release cannot be obtained, (i) Purchaser and the Companies shall indemnify and hold the Selling Stockholders harmless from and against any Liability arising out of or related to any Guarantee not released and arising out of or related to post-Closing events, and (ii) Purchaser and the Companies shall not renew or otherwise extend the original term of any contract, agreement, lease, or other document or instrument to which such unreleased Guarantee relates.

5.13 Retained Assets. At or prior to Closing, the Companies shall transfer, assign and distribute, without consideration, the assets listed on Exhibit G to the Persons so designated on Exhibit G, along with obligations and liabilities related thereto.

5.14 Employee Matters.

(a) Subject to Section 5.14(f), Purchaser will cause the Companies to continue the employment effective immediately after Closing of all employees of the Companies, including any employees on medical, disability, family or other leave of absence as of Closing, but excluding Rex Lamb and Mark Creglow. Subject to Section 5.14(f), for a period of at least one year following the Closing, Purchaser shall, or shall cause each Company to, provide base salary or wage rates to Continuing Employees who remain employed with Purchaser or an affiliate that are not less than provided as of the Closing.

(b) From and after Closing, Purchaser will, with respect to the Continuing Employees, (a) honor existing Employee Agreements (subject to any right to amend or terminate such agreements in accordance with their terms), and (b) either continue the Company Employee Plans, or permit Continuing Employees, and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies of Purchaser on terms no less favorable than those provided to similarly situated employees of Purchaser, or a combination of the foregoing. To the extent Purchaser elects to have Continuing Employees and their eligible dependents participate in benefit plans, program or policies following the Closing, Purchaser shall recognize the prior service with the Companies of each Continuing Employee in connection with all employee benefit plans, programs or policies of Purchaser in which Continuing Employees are eligible to participate for purposes of eligibility to participate, vesting and determination of level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits). In addition, to the extent permitted by the applicable plan or program, Purchaser shall waive pre-existing condition requirements, evidence-of-insurability provisions, waiting-period requirements and all other similar provisions under any benefit plan or program or compensation arrangements provided to Continuing Employees after the Effective Time.

Purchaser shall also, to the extent permitted by the applicable plan, apply toward any deductible requirements and out-of-pocket maximum limits under its employee welfare benefit plans, any amounts paid by each Continuing Employee prior to Closing under welfare benefit plans during the current plan year.

(c) Vacation, Sick Leave and Paid Time Off. Purchaser and the Companies shall honor and pay all earned vacation, sick leave and paid time off benefits to which the employees of the Companies are entitled as of the Effective Time as listed on Schedule 5.14(c).

(d) Seller 401(k) Plan. As of the Closing Date, the interests of the employees of the Companies in the Marex Group 401(k) Plan shall be one hundred percent (100%) vested and shall be fully nonforfeitable.

(e) COBRA. Purchaser shall provide, or cause the Companies to provide, group health plan continuation coverages pursuant to Section 4980B of the Code, and Sections 601-609 of ERISA, to all employees of the Companies and their eligible dependents who become entitled to such coverages on account of “qualifying events” (within the meaning of Section 4980B(f)(3) of the Code) that occur before or after the Effective Time.

(f) Nothing herein shall (i) require Purchaser to continue the employment of any Continuing Employee for any particular period, or (ii) cause any Continuing Employee to be a third-party beneficiary of this Agreement and all employees shall maintain the status of at-will employees other than Rex Lamb and Mark Creglow who will be terminated as of immediately prior to Closing.

5.15 Public Announcements. Neither the Companies (prior to Closing only) nor the Selling Stockholders shall (nor will they permit, as applicable, any of their respective officers, managers, directors, members, stockholders, agents, representatives or affiliates to), directly or indirectly, issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions and other than communications with the Selling Stockholders and third parties to obtain the consents and approvals required under this Agreement and applicable law) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor or any disputes or arbitration proceedings, without the consent of Purchaser; provided, however, except as may be required by any applicable Legal Requirement so long as the Companies (prior to Closing only) and the Selling Stockholders provide Purchaser with prior written notice and cooperate with Purchaser to prevent such disclosure; and provided, further, the Companies and the Selling Stockholders may make reasonable disclosures in legal proceedings related to this Agreement, the Stock Purchase and the transactions contemplated thereby, to the extent, and solely to the extent necessary to enforce their rights under this Agreement, the ancillary documents delivered in connection herewith and the transactions contemplated hereby and thereby.

5.16 Designated Receivables.

(a) From and after the Closing Date until the first anniversary of the Closing Date, Purchaser and the Companies shall use reasonable commercial efforts, consistent with the Companies’ past practice, to collect the Designated Receivables.

(b) If any Designated Receivables are collected by or on behalf of Purchaser or the Companies prior to the first anniversary of the Closing Date, then within thirty (30) days after the first anniversary of Closing, Purchaser shall pay such collected amount, net of reasonable collection costs, to the Selling Stockholders in accordance with such Selling Stockholders’ Pro Rata Portion.

(c) From and after the Closing Date until the first anniversary of the Closing Date, Purchaser shall not enter into any amendment with respect a Designated Receivable that would extend the payment date for any such Designated Receivables.

5.17 Healthland.

(a) In the event that licensing revenue received by or on behalf of the Companies or their affiliates, successors or assigns pursuant to the Healthland Agreement during the period from December 1, 2013 to November 30, 2014 are, in the aggregate, less than $900,000 (such shortfall referred to herein as the “2014 Healthland Shortfall Amount”), the Selling Stockholders shall compensate Purchaser for the 2014 Healthland Shortfall Amount as provided below.

(b) In the event that licensing revenue received by or on behalf of the Companies or their affiliates, successors or assigns pursuant to the Healthland Agreement during the period from December 1, 2014 to November 30, 2015 are, in the aggregate, less than $300,000 (such shortfall referred to herein as the “2015 Healthland Shortfall Amount” together with the 2014 Healthland Shortfall Amount, the “Healthland Shortfall Amount”), the Selling Stockholders shall compensate Purchaser for the 2015 Healthland Shortfall Amount as provided below.

(c) Purchaser shall provide to the Stockholder Representative on an annual basis within twenty (20) business days of November 30, 2014 and November 30, 2015, a report setting forth (i) the number of units ordered under the Healthland Agreement during the preceding year, and (ii) the total dollar amount of licensing revenue received under the Healthland Agreement during the preceding year. Purchaser shall provide the Selling Stockholders and their Representatives reasonable access to Purchaser’s and the Companies’ books and records related to the Healthland Agreement in order to review and confirm Purchaser’s calculation of licensing revenue pursuant to the Healthland Agreement.

(d) If (A) Purchaser, the Companies or their successor or assigns amend the Healthland Agreement prior to December 1, 2015, (B) Purchaser, a Company or their successors or assigns takes any action or makes an omission, in each case after the Effective Time, that results in a material breach of or default under the Healthland Agreement which results in a reduction of the revenue received by the Companies or their affiliates, successors or assigns pursuant to the Healthland Agreement, (C) Purchaser, the Companies or their successors or assigns offer, agree to or provide any pricing discount under the Healthland Agreement, or otherwise manipulate sales with respect to the Healthland Agreement, prior to December 1, 2015, in any of the foregoing cases, (D) Healthland is dissolved, its existence terminated, or it becomes insolvent; or there is a seizure, levy or attachment by any Governmental Authority or Taxing Authority of any of Healthland’s property or business; or there occur any appointment of a receiver over any of Healthland’s property; or there occurs any filing of any voluntary or involuntary bankruptcy proceeding by or against Healthland or (E) there is any renewal or extension of the term of the Healthland Agreement (in clauses (A) – (D), in a manner which could detrimentally affect the Selling Stockholders’ rights and obligations relating to the Healthland Agreement in any material manner, then, in any such event all obligations, covenants, representations and warranties of or by the Selling Stockholders and the Companies, including those set forth in this Section 5.17 relating to Healthland and/or the Healthland Agreement shall immediately terminate and be of no further force or effect as of the date of such action described in clause (A) – (E).

(e) Any Healthland Shortfall Amount shall be paid first by reducing the amount of any unpaid principal or accrued interest outstanding on the Notes, on a pro-rata basis based upon the Selling Stockholders’ Pro Rata Portion, by an amount (without interest) equal to the applicable Healthland Shortfall Amount. In the event that such amount is insufficient to satisfy the applicable Healthland Shortfall Amount, the Selling Stockholders shall satisfy the remaining portion of the applicable Healthland Shortfall Amount by (at the Selling Stockholders’ option) either (A) paying to Purchaser an amount of cash (without interest) equal to such remaining portion of the applicable Healthland Shortfall Amount, or (B) the forfeiture of the Purchaser Shares with a value equal to such remaining portion of the applicable Healthland Shortfall Amount (assuming a price per share for the Purchaser Shares of $3.85).

5.18 Shareholder Notes. Notwithstanding anything to the contrary in this Agreement, all outstanding amounts under the shareholder promissory notes identified on Exhibit H shall be deemed forgiven and paid in full by the Companies immediately prior to Closing.

5.19 Lease. Prior to Closing, Marex Properties, LLC assumed Marex Group, Inc.’s rights and obligations under the Cushman Professional Building Business Property Lease dated effective March 5, 2013, between Marex Group, Inc. and Lincoln One, LLC (the “Lease”) and Marex Group, Inc. was released therefrom. Effective as of the Effective Time, Marex Group, Inc., as a wholly-owned subsidiary of Purchaser, shall sublease the entire leased premises under the Lease from Marex Properties, LLC as provided in the Sublease Agreement. Purchaser shall remit to Marex Properties, LLC immediately following Closing the amount of $18,838.13 to be held as a security deposit by Marex Properties, LLC under the Sublease Agreement.

ARTICLE 6

CONDITIONS TO THE STOCK PURCHASE

6.1 Conditions to Obligations of Each Party. The respective obligations of the Companies, each Selling Stockholder and Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any of which may be waived in writing exclusively by Purchaser, the Selling Stockholders and the Companies together:

(a) Requisite Governmental Approvals. Purchaser and the Companies shall have obtained all consents and approvals from all Governmental Authorities, and submitted all requisite filings and made all requisite notifications with all Governmental Authorities, in each case that are necessary or appropriate in order to consummate the transactions contemplated hereby.

(b) No Prohibitive Laws. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibits or otherwise restrains the consummation of the transactions contemplated hereby.

(c) No Prohibitive Injunctions or Orders. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other similar legal restraint shall be in effect that has the effect of making the transactions contemplated hereby illegal or otherwise prohibits or otherwise restrains the consummation of the transactions contemplated hereby.

6.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser:

(a) Representations and Warranties. Each of the representations and warranties of each Company and the Selling Stockholders in this Agreement shall have been true and correct on the date they were made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on the Closing Date, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such specified date.

(b) Covenants. Each Company and each Selling Stockholder shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by them prior to or as of the Closing.

(c) No Company Material Adverse Effect. There shall not have occurred since the date of this Agreement a Company Material Adverse Effect.

(d) No Legal Proceedings or Threats. There shall be no legal action, suit, claim or proceeding of any kind or nature pending before any Governmental Authority (whether brought by a Governmental Authority or any other Person) or overtly threatened by any Governmental Authority or any other Person against Purchaser, either Company, the Selling Stockholders, or any of their respective properties or any of their respective directors or officers (in their capacities as such) that (i) arises out of, or is in any way connected with, this Agreement, the Stock Purchase or any other transaction contemplated hereby, (ii) seeks to prohibit the consummation of the Stock Purchase or any other transaction contemplated hereby, (iii) seeks to impose limitations on the ability of Purchaser to consummate the Stock Purchase and the other transactions contemplated by this Agreement, (iv) seeks to prohibit or impose any limitations on the ownership or operation by Purchaser of all or any portion of the businesses or assets of the Companies, or to compel Purchaser, the Selling Stockholders or the Companies to dispose of or hold separate any portion of the businesses or assets of Purchaser, the Companies or any of their respective affiliates as a result of or in connection with this Agreement or (v) seeks to impose limitations on the ability of Purchaser effectively to exercise full rights of ownership of all Company Group Capital Stock.

(e) No Burdensome Regulatory Conditions. No Governmental Authority shall have enacted, issued, promulgated, enforced, entered or deemed applicable to the Stock Purchase any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) which is in effect and which has the effect of (i) prohibiting Purchaser’s ownership or operation of any portion of the business of either Company, or (ii) compelling Purchaser or the Companies to dispose of or hold separate all or any portion of the businesses or assets of Purchaser or the Companies, in any case in connection with the Stock Purchase or any other transaction contemplated by this Agreement.

(f) Executive Agreement. Sean Nathaniel and Dan Yount each shall have executed and delivered to Purchaser the Executive Agreement.

(g) Proprietary Information Agreement. The Key Employees each shall have executed and delivered to Purchaser the Proprietary Information Agreement.

(h) Selling Stockholder Non-Competition Agreement. Each of the Selling Stockholders shall have entered into a Non-Competition Agreement with the Purchaser concurrently with the execution and delivery of this Agreement. Such Non-Competition Agreement shall be in full force and effect, none of the Selling Stockholders shall have attempted to terminate, rescind, or repudiate the Non-Competition Agreement or notified Purchaser or either Company of his intention of terminating the Non-Competition Agreement following the Effective Time.

(i) Subordination Agreements. Each Selling Stockholder shall have entered into and delivered to the Purchaser a subordination agreement with Purchaser’s senior lender, Comerica Bank, in the form attached hereto as Exhibit H.

(j) Sublease Agreement. Marex Properties, LLC shall have entered into and delivered to Purchaser the Sublease Agreement in the form attached hereto as Exhibit K (the “Sublease Agreement”).

(k) Closing Cash. The Closing Cash shall be at least $150,000.

(l) Purchaser Financing Agreements. Each of the Selling Stockholders shall have entered into the Purchaser’s Amended and Restated Investors’ Rights Agreement, Amended and Restated Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement (the “Financing Agreements”) in the forms attached hereto as Exhibit J.

(m) Company Indebtedness and Encumbrances. Purchaser shall have received evidence, satisfactory to Purchaser, that all Company Indebtedness has been paid in full and finally discharged or that upon payment thereof at Closing, all Encumbrances on any property of the Companies constituting collateral or securing any obligations under any documents evidencing the Company Indebtedness will be released and terminated as of Closing.

(n) Closing Deliverables of the Companies. At or prior to the Closing, each Company shall have delivered, or caused to be delivered, to Purchaser, and Purchaser shall have received, the following:

(i) a certificate of the Chief Executive Officer of each Company, dated the Closing Date and in form and substance reasonably satisfactory to Purchaser, certifying as to the matters set forth in Sections 6.2(a), 6.2(b) and 6.2(c);

(ii) a certificate of the Secretary of each Company, dated as of the Closing Date and in form and substance reasonably satisfactory to Purchaser, certifying (A) the Company Organizational Documents, (B) the resolutions adopted by the Board of Directors of such Company to adopt and authorize this Agreement, the Stock Purchase and the other transactions contemplated hereby (copies of which resolutions shall be attached to such certificate), and (C) the incumbency and signatures of the officers of such Company executing this Agreement and the other agreements, instruments and documents executed by or on behalf of such Company pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby;

(iii) letters of resignation in a form reasonably satisfactory to Purchaser, effective as of the Closing Date, of each director and officer of each Company;

(iv) the notice, novation or consent to assignment of any Person constituting Required Consents, as the case may be, as may be required in connection with the Stock Purchase or any other transaction contemplated by this Agreement;

(v) a certificate from the Nebraska Secretary of State or Florida Secretary of State, as applicable, and each other state or other United States jurisdiction in which a Company is qualified to do business as a foreign corporation (or the closest equivalent thereof in the event that any jurisdiction does not provide such certificates), each dated within seven (7) business days prior to the Closing Date, certifying that such Company is duly qualified to transact business and/or is in good standing (as applicable in each such jurisdiction);

(vi) a statement, in a form reasonably acceptable to Purchaser and in compliance with Treasury Regulation Sections 1.1445-2(c)(3)(i) and 1.897-2(h), from each Company certifying that the interests in such Company are not United States real property interests and evidence from each Company demonstrating that such Company has complied with the requirement to notify the Internal Revenue Service pursuant to Treasury Regulation Section 1.897-2(h)(2); and

(vii) the Statement of Expenses.

6.3 Conditions to Obligations of the Companies and Selling Stockholders. The obligations of the Companies and the Selling Stockholders to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Companies and the Selling Stockholders:

(a) Representations and Warranties. The representations and warranties of Purchaser in this Agreement shall have been true and correct on the date they were made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on the Closing Date, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such specified date.

(b) Covenants. Purchaser shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by Purchaser prior to or as of the Closing.

(c) Closing Deliverables of the Purchaser. At or prior to Closing, Purchaser shall have delivered, or caused to be delivered, to the Selling Stockholders, and the Sellers Stockholders shall have received, the following:

(i) a certificate of the Chief Executive Officer of Purchaser, dated the Closing Date and in form and substance reasonably satisfactory to the Selling Stockholders, certifying as to the matters set forth in Sections 6.3(a) and 6.3(b);

(ii) a certificate of the Secretary of each Purchaser, dated as of the Closing Date and in form and substance reasonably satisfactory to the Selling Stockholders, certifying (A) the Purchaser Organizational Documents, (B) the resolutions adopted by the Board of Directors of Purchaser to adopt and authorize this Agreement, the issuance and delivery of the Purchaser Shares, the delivery of the Notes and the other transactions contemplated hereby (copies of which resolutions shall be attached to such certificate), and (C) the incumbency and signatures of the officer of Purchaser executing this Agreement and the other agreements, instruments and documents executed by or on behalf of Purchaser pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby;

(iii) a certificate from the Delaware Secretary of State, and each other state or other United States jurisdiction in which Purchaser is qualified to do business as a foreign corporation (or the closest equivalent thereof in the event that any jurisdiction does not provide such certificates), dated within five (5) business days prior to the Closing Date, certifying that Purchaser is duly qualified to transact business and/or is in good standing (as applicable in each such jurisdiction);

(iv) the Notes, duly executed;

(v) the Purchaser Shares;

(vi) the Closing Payment; and

(vii) the Sublease Agreement, duly executed by Purchaser.

ARTICLE 7

SURVIVAL; INDEMNIFICATION

7.1 Survival .

(a) The representations and warranties of the Companies and the Selling Stockholders set forth in this Agreement, or in any other Company Document or in connection with the transactions contemplated hereby or thereby, shall survive the Closing and the Effective Time and shall remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until 11:59 p.m. (Central time) on the first anniversary of the Closing Date; provided, however, that:

(i) notwithstanding the foregoing or anything to the contrary set forth in this Agreement, with respect to the special representations and warranties specified in this Section 7.1(a)(i) (collectively, the “Special Indemnification Representations”), such special representations and warranties of the Companies set forth in Section 2.2 (Capitalization), Section 2.3 (Authority), Section 2A.2 (Authority) and Section 2.10 (Taxes) shall survive the Closing and the Effective Time and shall remain in full force and effect until sixty (60) days after the expiration of the applicable statute of limitations, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto (all such survival periods specified above in this Section 7.1(a), collectively, the “Survival Period”);

(ii) in the event that any Indemnified Party shall bring a claim for indemnification under this Article 7 in respect of a breach of a representation or warranty of the Companies or any Selling Stockholders set forth in this Agreement or in connection with the transactions contemplated hereby, or in any other Company Document or in connection with the transactions contemplated thereby, prior to the expiration of the Survival Period applicable to the representation or warranty of the Companies or any Selling Stockholders on which such claim is based, then such representation or warranty shall continue in full force and effect with respect to such claim until the final resolution of such claim;

(iii) no right to indemnification under this Article 7 in respect of a breach of a representation or warranty of the Companies or any Selling Stockholders set forth in this Agreement, or in any other Company Document or in connection with the transactions contemplated hereby which is set forth in an Indemnification Claim delivered prior to the expiration of the Survival Period applicable to such representation or warranty of the Companies or any Selling Stockholders on which such claim is based shall be affected by the expiration of the Survival Period applicable to such representation or warranty; and

(iv) the expiration of any Survival Period applicable to any representation or warranty of the Companies or the Selling Stockholders set forth in this Agreement, or in any other Company Document or in connection with the transactions contemplated hereby, shall not limit, restrict, impair or otherwise affect in any manner the rights of any Indemnified Party under this Article 7, or otherwise under applicable law, arising out of fraud or any intentional misrepresentation.

(b) All of the covenants and other agreements of Purchaser, each Company and each Selling Stockholder set forth in this Agreement (excluding the indemnification obligations set forth in this Article 7) shall terminate and expire at and as of the Effective Time; provided, however, that (i) notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the covenants and other agreements of Purchaser, the Companies or the Selling Stockholders, set forth in this Agreement (including, but not limited to, Section 1.1, Section 1.3, Section 1.4, Section 1.6, Section 5.5, Section 5.7, Section 5.9, Section 5.11, Section 5.12, Section 5.14, Section 5.16 and Section 5.17), or in any Other Company Document or in connection with the transactions contemplated hereby and thereby, that contemplate performance following the Closing and the Effective Time shall survive the Closing and the Effective Time and shall remain in full force and effect following the Closing and the Effective Time (such covenants and agreements, exclusive of (i) Section 5.17, and (ii) Section 5.5 to the extent related to non-income Taxes, referred to herein as the “Post-Closing Covenants”) in accordance with their respective terms, and (ii) no right to indemnification under this Article 7 in respect of a breach of a covenant or other agreement set forth in this Agreement, or in any other Company Document or in connection with the transactions contemplated hereby or thereby, which is set forth in an Indemnification Claim delivered prior to the expiration of the applicable Survival Period shall be affected by the expiration of such covenant or other agreement.

7.2 Indemnification of Indemnified Parties.

(a) Indemnification of Purchaser. Subject to the limitations set forth in this Article 7, the Selling Stockholders shall indemnify and hold harmless Purchaser and each of its Subsidiaries (including, following the Effective Time, the Companies) and their respective directors, officers, employees, affiliates and other Persons who control or are controlled by Purchaser or any of its Subsidiaries, and their respective agents and other representatives (collectively, the “Purchaser Indemnified Parties”), from, against and in respect of any and all Damages paid, sustained or incurred by any of the Purchaser Indemnified Parties (or any of them) resulting from, arising out of or in connection with, any of the following:

(i) (A) any failure of any representation or warranty made by the Companies or the Selling Stockholders in this Agreement (other than the Special Indemnification Representations) to be true and correct as of the date hereof or as of the Closing Date as if such representation or warranty had been made at and as of the Closing Date, or (B) any failure of any representation, warranty or certification made by the Companies or the Selling Stockholders in any other Company Document (other than with respect to Special Indemnification Representations) to be true and correct at and as of the date of such document, schedule, certificate or other instrument;

(ii) any failure of any Special Indemnification Representation made by the Companies or the Selling Stockholders in this Agreement to be true and correct as of the date hereof or as of the Closing Date as if such Special Indemnification Representation had been made at and as of the Closing Date;

(iii) any breach or non-fulfillment of any covenant or other agreement (A) made or to be performed by the Selling Stockholders in this Agreement, (B) made or to be performed by either Company in this Agreement or in any other Company Document on or prior to the Effective Time, and (C) made or to be performed by the Selling Stockholders in any Company Document on or prior to the Effective Time;

(iv) any unpaid Transaction Expenses (to the extent that such Transaction Expenses are not treated as a reduction in the calculation Actual Closing Net Working Capital);

(v) any portion of the Company Indebtedness as of the Effective Time that has not been paid and finally discharged (to the extent that such Company Indebtedness is not treated as a reduction in the calculation of the Actual Closing Net Working Capital) and any and all unpaid Change in Control Payments, to the extent that such Change in Control Payments are not treated as a reduction in the calculation of the Actual Closing Net Working Capital;

(vi) any Pre-Closing Taxes (except to the extent included in Actual Closing Net Working Capital); or

(vii) any Shortfall Amount;

(viii) any Taxes arising out of the Nebraska Department of Revenue Tax inquiry referenced in Section 2.10 of the Seller Disclosure Schedule notwithstanding such disclosure; or

(ix) any fraud or intentional misrepresentation by either Company (or any of their respective agents) prior to the Effective Time, with respect to the representations, warranties or covenants made in this Agreement or in any other Company Document.

(b) Limitations on Indemnification .

(i) Notwithstanding anything to the contrary set forth in this Agreement, nothing set forth in this Article 7 shall limit the liability of (A) any party if the Stock Purchase is not consummated, (B) the Selling Stockholders for any claims or causes of action arising out of fraud or intentional misrepresentation under applicable law by the Companies (or any of their respective agents) (prior to the Effective Time) or the Selling Stockholders (prior to the Effective Time) in connection with this Agreement, any other Company Document or the transactions contemplated hereby and thereby, or (C) the Purchaser for any claims or causes of action arising out of fraud or intentional misrepresentation under applicable law by the Purchaser (or any of its agents) (prior to the Effective Time) in connection with this Agreement, any other Company Document or the transactions contemplated hereby and thereby.

(ii) If the Stock Purchase is consummated, subject to the limitations in this Article 7, including those of Section 7.2(b)(iii) through Section 7.2(b)(v), the total Purchase Price shall be available to compensate the Purchaser Indemnified Parties for any Indemnification Claims made by the Purchaser Indemnified Parties and the Purchaser shall satisfy any indemnification obligations of the Selling Stockholders first from the reduction of any unpaid principal and accrued interest outstanding under the Notes (on a pro-rata basis based upon the Selling Stockholder’s Pro-Rata Portion). In the event that the amount of such indemnification obligations exceeds the amount of unpaid principal and accrued interest outstanding under the Notes, the Selling Stockholders shall satisfy the remaining portion of the indemnification obligation by (at the Selling Stockholders’ option) either (A) paying to Purchaser an amount of cash equal to such remaining portion of the indemnification obligation, or (B) the forfeiture of Purchaser Shares with a value equal to such remaining portion of the indemnified obligation (assuming a price per share for the Purchaser Shares of $3.85).

(iii) If the Stock Purchase is consummated, the Purchaser Indemnified Parties shall not be entitled to recover any Damages from the Selling Stockholders in respect of any Indemnification Claims under or pursuant to Section 7.2(a) in excess of an amount equal to the Maximum Indemnification Amount; provided, however, that notwithstanding the foregoing or anything to the contrary in this Agreement, (A) the preceding restrictions set forth in this Section 7.2(b)(iii) shall not in any way limit or otherwise restrict any right in respect of (x) any Indemnification Claims under or pursuant to Section 7.2(a)(ii), Section 7.2(a)(iv), Section 7.2(a)(v), Section 7.2(a)(vi), Section 7.2(a)(vii), Section 7.2(a)(viii) or Section 7.2(a)(ix) (y) any Indemnification Claims under Section 7.2(a)(i) to the extent brought with respect to Section 2.14 (Intellectual Property), or (z) any other claims or causes of action arising out of fraud or intentional misrepresentation under applicable law by the Company (or any of its agents) (prior to the Effective Time) or the Selling Stockholders; and (B) the Indemnified Parties shall not be precluded, restricted or otherwise limited in respect of bringing or participating in any claims or causes of action arising out of fraud or intentional misrepresentation or with respect to amounts recoverable against any Person arising out of the fraud or intentional misrepresentation by such Person.

(iv) If the Stock Purchase is consummated, the Purchaser Indemnified Parties shall not be entitled to recover any Damages from the Selling Stockholders in respect of any Indemnification Claims under or pursuant to Section 7.2(a) in excess of an amount equal to the total Purchase Price; provided, however, that notwithstanding the foregoing or anything to the contrary in this Agreement, (A) the preceding restrictions set forth in this Section 7.2(b)(iv) shall not in any way limit or otherwise restrict any right in respect of (x) any Indemnification Claims under or pursuant to Section 7.2(a)(iv), Section 7.2(a)(v), Section 7.2(a)(vi), Section 7.2(a)(vii), Section 7.2(a)(viii) or Section 7.2(a)(ix) or (y) any other claims or causes of action arising out of fraud or intentional misrepresentation under applicable law by the Company (or any of its agents) (prior to the Effective Time) or the Selling Stockholders; and (B) the Indemnified Parties shall not be precluded, restricted or otherwise limited in respect of bringing or participating in any claims or causes of action arising out of fraud or intentional misrepresentation or with respect to amounts recoverable against any Person arising out of the fraud or intentional misrepresentation by such Person.

(v) The Purchaser Indemnified Parties shall not be entitled to recover any Indemnification Claims under or pursuant to Section 7.2(a) unless and until all Damages for which the Purchaser Indemnified Parties would be entitled to indemnification under this Article 7 which are paid, sustained or incurred by the Purchaser Indemnified Parties (or any of them) exceeds $100,000 (the “Basket Amount”) in the aggregate, and if the aggregate of all such Damages paid, sustained or incurred by the Indemnified Parties (or any of them) exceeds the Basket Amount then the Purchaser Indemnified Parties shall be entitled to indemnification for all such Damages from the first dollar of such Damages without regard to the Basket Amount; provided, however, that, notwithstanding the foregoing, the preceding restriction set forth in this Section 7.2(b)(v) shall not in any way limit or otherwise restrict any right in respect of (A) Indemnification Claims pursuant to Section 7.2(a)(iv), Section 7.2(a)(v), or Section 7.2(a)(vii), or Section 7.2(a)(viii), (B) Indemnification Claims pursuant to Section 7.2(a)(iii) to the extent relating to Post-Closing Covenants, (C) Indemnification Claims pursuant to Section 7.2(a)(vi) to the extent relating to income Taxes, or (D) any other claims or causes of action arising out of fraud or intentional misrepresentation under applicable law.

(c) Indemnification of Selling Stockholders. Subject to the limitations set forth in this Article 7, the Purchaser and the Companies, jointly and severally, shall indemnify and hold harmless the Selling Stockholders and their respective heirs, agents and representatives (collectively, the “Seller Indemnified Parties”), from, against and in respect of any and all Damages paid, sustained or incurred by any of the Seller Indemnified Parties (or any of them) resulting from, arising out of or in connection with, any of the following:

(i) any failure of any representation or warranty made by the Purchaser in this Agreement to be true and correct as of the date hereof or as of the Closing Date as if such representation or warranty had been made at and as of the Closing Date;

(ii) any breach or non-fulfillment of any covenant or other agreement in this Agreement (A) made or to be performed by the Purchaser in this Agreement or in any other Company Document, or (B) made or to be performed by either Company in this Agreement or in any other Company Document, in each case in this clause (B), after the Effective Time;

(iii) any Excess Amount; or

(iv) any income Taxes of the Selling Stockholders that arise in connection with any event or transaction of a Company occurring on or after the Closing at the direction of or exercise of control by the Purchaser or its affiliates or Representatives (other than the making of the 338(h)(10) Elections).

(d) Indemnification Claims.

(i) If an Indemnified Party is of the opinion that he, she or it has or may acquire a right to indemnification under this Article 7 (each, an “Indemnification Claim”), such Indemnified Party shall so notify, in the case of the Purchaser Indemnified Parties, the Stockholder Representative, and in the case of the Selling Stockholders, the Purchaser (as applicable, the “Claim Recipient”), a written notice, signed by such Indemnified Party, or any officer thereof where applicable (each, an “Indemnification Claim Certificate”) as soon as practicable after the Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article 7 (and in any event within ten (10) business days after the service of any citation or summons relating to a Third Party Claim) (i) stating that such Indemnified Party has paid, sustained or incurred Damages, or reasonably anticipates that he, she or it will pay, sustain or incur Damages, (ii) specifying in reasonable detail the individual items of Damages included in the amount so stated (and the method of computation of each such item of Damages; if applicable), the date each such item of Damages was paid, sustained or incurred, or the basis for such reasonably anticipated Damages, (iii) a brief description in reasonable detail (to the extent available to such Indemnified Party) of the facts, circumstances or events giving rise to each item of Damages based on such Indemnified Party’s good faith belief thereof, including the identity and address of any third-party claimant and copies of any formal demand or complaint relating thereto, and (iv) the basis for indemnification under Section 7.2 to which such item of Damages is related (including, if applicable, the specific nature of the misrepresentation, or the breach of warranty or covenant). Upon delivery of an Indemnification Claim Certificate by a Purchaser Indemnified Party, any unpaid principal and accrued interest outstanding under the Notes shall not be paid to the Selling Stockholders to the extent of the Damages claimed in such Indemnification Claim Certificate until such Indemnification Claim contained in such Indemnification Claim Certificate has been resolved in accordance with this Section 7.2(c); provided that, to the extent the Purchaser Indemnified Parties have withheld or offset funds (including both principal and interest accruing pursuant to the Notes on all unpaid amounts) in excess of the amount of Damages (if any) ultimately determined pursuant to this Agreement to be due and owing by the Selling Stockholders to the Purchaser Indemnified Parties with respect to such Indemnification Claim, Purchaser shall immediately pay to the Selling Stockholders (i) such excess amount (including both principal and interest accrued pursuant to the Notes on all unpaid amounts until paid), plus (ii) interest, at a rate of five percent (5%) per annum, on such excess amount (including both principal and interest accrued pursuant to the Notes on all unpaid amounts until paid) from the respective dates that the principal and accrued interest amounts comprising such excess amount would have otherwise been due and owing until such excess amount is paid to the Selling Stockholders.

(ii) If the Claim Recipient does not object in writing to the Indemnified Party pursuant to Section 7.2(c)(ii) to any individual items of Damages set forth in an Indemnification Claim Certificate delivered by Purchaser, the Selling Stockholders or any other Indemnified Party or Parties pursuant to Section 7.2(d)(i) within sixty (60) days after the Claim Recipient’s receipt of such Indemnification Claim Certificate, the indemnifying party shall be conclusively deemed to have acknowledged and irrevocably consented, subject to all limitations set forth in this Article 7, (A) to the Indemnified Party’s recovery of the full amount of all such items of Damages set forth in such Indemnification Claim Certificate, and (B) if and to the extent necessary, and without further notice, to have stipulated to the entry of a final judgment for damages against the indemnifying party for such items of Damages in any court having competent jurisdiction over the matter.

(iii) In the event that the Claim Recipient seeks to contest any individual items of Damages set forth in an Indemnification Claim Certificate received from Purchaser, the Selling Stockholders or any other Indemnified Party pursuant to Section 7.2(d)(i), the Claim Recipient shall notify the Indemnified Party in writing, within sixty (60) days after such Indemnification Claim Certificate is received by the Claim Recipient, of the Claim Recipient’s objection, which notice shall set forth a brief description in reasonable detail of the Claim Recipient’s basis for objecting to each item of Damages based on the Claim Recipient’s good faith belief thereof. Upon the Indemnified Party’s receipt of a written notice of objection from the Claim Recipient pursuant to the preceding sentence, Purchaser and the Stockholder Representative shall attempt in good faith to agree upon the rights of the respective parties with respect to the disputed items of Damages. If the Stockholder Representative and Purchaser should so agree, a memorandum setting forth the agreement reached by the parties with respect to such disputed items of Damages shall be prepared and signed by both parties.

(iv) If within sixty (60) days after the indemnifying party’s receipt of an Indemnification Claim Certificate, and after good faith negotiations, the parties are unable to agree on the rights of the respective parties with respect to any disputed items of Damages set forth in an Indemnification Claim Certificate, either Purchaser or the Selling Stockholders may bring suit in the courts identified in Section 9.11 hereof to resolve the matter. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.

(e) Selling Stockholders. Except as provided in this Agreement, but notwithstanding any provision of the Company Organizational Documents or any agreement between either Company and the Selling Stockholders entered into prior to the Closing to the contrary, in no event shall either Company, or Purchaser, be obligated to reimburse, contribute, indemnify or hold harmless any Selling Stockholder in his capacity as an owner of any Company for any obligations of the Selling Stockholders under this Article 7.

(f) Third Party Actions. In the event any Action is instituted against an Indemnified Party which involves or appears reasonably likely to involve an Indemnification Claim hereunder (a “Third Party Claim”), the Indemnified Party will notify the applicable Claim Recipient as provided in Section 7.2(d)(i). The failure to so notify the applicable Claim Recipient of the commencement of any such Action will relieve the indemnifying party from liability in connection therewith only if and to the extent that such failure materially and adversely affects the ability of the indemnifying party to defend their interests in such Action. After receipt of an Indemnification Claim Certificate relating to a Third Party Claim, in the case of the Selling Stockholders, if the Stockholder Representative furnishes to the Indemnified Party evidence reasonably satisfactory to the Indemnified Party that the Selling Stockholders have and will have sufficient financial resources to fund on a current basis the cost of defending the Third-Party Claim and paying all Damages that may arise under the Third-Party Claim (subject to all limitations set forth in this Article 7), the indemnifying party shall be entitled, if it so elects, at its own cost, risk and expense, (i) to take control of the defense and investigation of such Third Party Claim and (ii) to employ and engage attorneys of its own choice to handle and defend the same. Notwithstanding the foregoing, the Stockholder’s Representative (on behalf of the Selling Stockholders) shall continue to be entitled to assert any limitation on any claims made pursuant to Section 7.2(a). If the indemnifying party fails to assume the defense of such Third Party Claim within thirty (30) business days after receipt of the Indemnification Claim Certificate, or if (i) the claim seeks only an injunction or other equitable relief, (ii) the Indemnified Party shall have been advised by counsel that there are one or more legal or equitable defenses available to it which are different from or in addition to those available to the indemnifying party and, in the reasonable opinion of the Indemnified Party, counsel for the indemnifying party could not adequately represent the interests of the

Indemnified Party because such interests could be in conflict with those of the indemnifying party, (iii) (where the Selling Stockholders are the indemnifying party) in excess of one-half (1/2) of the amount of Damages reasonably claimed would be borne, if the claim is adversely determined, by Purchaser by virtue of the operation of the Basket or the indemnity caps provided in this Agreement, or (iv) the claim results from any Action brought by a Governmental Entity, then the Indemnified Party against which such Third Party Claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake the defense of such Claim. The Indemnified Party shall, with respect to any Third Party Claim, promptly deliver to the indemnifying party, but in any event within ten (10) business days after the Indemnified Party’s receipt thereof, copies of all notices, court papers and material correspondence received by the Indemnified Party relating to the Third Party Claim. The party that assumes the defense of the Third Party Claim shall keep the other party reasonably informed of the progress of any such defense, compromise or settlement. Notwithstanding the foregoing, the Indemnified Party (or, if the Indemnified Party controls the defense, the indemnifying party) may participate in such defense or settlement at its own expense. The Indemnified Party shall, at the expense of the indemnifying party, provide such information and documentation that is not subject to the attorney-client privilege or other applicable privilege or under court seal as the indemnifying party may reasonably request in order to evaluate its indemnification obligations hereunder in order to determine whether to assume the defense of such Third Party Claim. Should the indemnifying party elect to assume the defense of a Third Party Claim, does assume such defense and does not lose the right to control such defense pursuant to the terms of this Agreement, the indemnifying party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the indemnifying party chooses to defend any Third Party Claim, all the parties hereto shall cooperate in the defense or prosecution of such Third Party Claim. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the indemnifying party shall have assumed the defense of a Third Party Claim, no Indemnified Party shall admit any liability with respect to, consent to the entry of any judgment, or settle, compromise or discharge, any Third Party Claim without the prior written consent of the indemnifying party (which consent shall not be unreasonably withheld or delayed in the circumstance where the indemnifying party has not elected to assume defense of such Third Party Claim).

(g) Settlement. In the event that the Indemnified Party settles any Third Party Claim without the prior written consent of the indemnifying party, the indemnifying party shall have no indemnification obligations under this Article 7 with respect to such Third Party Claim. If the indemnifying party shall control the defense of any such Third Party Claim, the indemnifying party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld or delayed) before entering into any settlement of a Third Party Claim if, pursuant to or as a result of such settlement, injunctive or other equitable relief shall be imposed against the Indemnified Party or if such settlement includes monetary damages in excess of the Maximum Indemnification Amount (to the extent applicable) or the Purchase Price (to the extent the limitations set forth in Section 7.2(b)(iv) are applicable) and does not include a full and final release of the Indemnified Party. In the event that the indemnifying party proposes a settlement to any Third Party Claim with respect to which the indemnifying party is or was entitled to defend, which settlement is satisfactory to the party instituting such Claim, and the Indemnified Party withholds its consent to such settlement, and thereafter a final judgment is entered against the indemnifying party or Indemnified Party pursuant to which damages exceed the amount of the proposed settlement, then in such case the indemnifying party shall have no obligation to indemnify the Indemnified Party under this Article 7 against and in respect of the amount by which the damages resulting from such final judgment exceed the amount of the proposed settlement.

(h) Definition of Damages. For all purposes of and under this Agreement, the term “Damages” shall mean the amount of (i) any loss, damage, liability, claim, deficiency, Tax, judgment, fine, penalty, cost or other expense (including reasonable attorneys’, consultants’ and experts’ fees and expenses and costs of investigation) paid, sustained or incurred by the Indemnified Parties (or any of them), and (ii) any and all reasonable fees and costs of enforcing the Indemnified Party’s rights under this Agreement provided, however, that “Damages” shall not include punitive damages or Special Damages except to the extent that Indemnified Party is or has been required to pay such punitive damages or Special Damages. For purposes of determining the amount of any Damage suffered or incurred by an Indemnified Party, any qualifications in the representations, warranties and covenants with respect to a Company Material Adverse Effect, materiality, material or similar terms shall be disregarded and will not have any effect with respect to the calculation of the amount of any Damages attributable to a breach of any representation, warranty or covenant of the Companies set forth in this Agreement or in any of the ancillary agreements, exhibits, schedules or certificates to, or delivered in connection with this Agreement. Notwithstanding the foregoing, the amount of any Damages for which indemnification is sought pursuant to this Article 7 shall be reduced by the amount of (i) any insurance or contribution payments actually paid to and received by any Indemnified Party from any third party with respect thereto, net of any applicable deductibles, increases in premiums or similar costs or payments, it being understood that no Indemnified Party shall be obligated to seek any insurance or contribution payments from any such third party, and (ii) any Tax benefits actually realized by any Person seeking indemnification hereunder arising solely from the deductibility of any such Damages assuming all other available losses, deductions, and other Tax attributes are utilized prior to such Damages in reducing such Taxes.

(i) No Right of Contribution. After the Closing, the Selling Stockholders shall not have any right of contribution against Purchaser or the Companies for any inaccuracy in any representation or warranty of the Companies or the Selling Stockholders made in this Agreement or breach of any covenant or agreement made in this Agreement of either Company (to the extent to be performed at or prior to the Effective Time) or the Selling Stockholders.

(j) Treatment of Indemnity Payments. Unless otherwise required by applicable Law, all indemnification payments made pursuant to this Article 7 shall be treated as an adjustment to the Purchase Price for Tax purposes, and no party shall take any position inconsistent with such characterization.

(k) Mitigation. Each Indemnified Party has an obligation to use commercially reasonable efforts to mitigate Damages under this Agreement, and to that end each party shall use all commercially reasonable efforts to consult and cooperate with each other with a view towards mitigating claims, losses, Liabilities, Damages, deficiencies, costs and expenses that may give rise to claims for indemnification under this Article 7.

(l) Exclusive Remedy. From and after the Closing, notwithstanding anything to the contrary in this Agreement, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising out of fraud or intentional misrepresentation under applicable law on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article 7; provided, however, nothing herein shall prohibit Purchaser from seeking any and all remedies available to it or otherwise limit its remedies with respect to any breach by a Selling Stockholder, after Closing, of a Company Document (other than this Agreement) to which such Selling Stockholder is individually a party. Notwithstanding the foregoing, nothing in this Section 7.2(l) shall limit any party’s right to seek and obtain any equitable relief or injunctive relief to which any party shall be entitled pursuant to Section 9.7.

(m) Post-Closing Adjustments. No Damages shall be recoverable to the extent such Damages have already been included in the calculation of Actual Closing Net Working Capital.

(n) Subrogation. Upon making any payment to an Indemnified Party in respect of any Damages, the indemnifying party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party (and its affiliates) against any third party in respect of the Damages to which such payment related. Such Indemnified Party (and its affiliates) and indemnifying party will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

7.3 Stockholder Representative.

Each of the Selling Stockholders hereby appoints Rex Lamb as his, her or its true and lawful agent, proxy and attorney-in-fact, to exercise all or any of the powers, authority and discretion conferred on the Stockholder Representative under this Agreement.

(a) Powers of the Stockholder Representative.

(i) The Stockholder Representative shall have and may exercise all of the powers conferred upon the Stockholder Representative pursuant to this Agreement, which shall include:

(A) The power to execute any agreement or instrument in connection with the Stock Purchase and any other transactions contemplated hereby for and on behalf of the Selling Stockholders;

(B) The power to give or receive any notice or instruction permitted or required under this Agreement or any other agreement, document or instrument entered into or executed in connection herewith, to be given or received by any Selling Stockholder, and each of them (other than notice for service of process relating to any action before a court or other tribunal of competent jurisdiction, which notice must be given to each Indemnifying Party individually, as applicable), and to take any and all action for and on behalf of the Selling Stockholders, and each of them, under this Agreement or any other such agreement, document or instrument;

(C) The power to contest, negotiate, defend, compromise or settle any Indemnification Claims for which an Indemnified Party may be entitled to indemnification through counsel selected by the Stockholder Representative and solely at the cost, risk and expense of the Indemnifying Parties, authorize payment to any Indemnified Party or set off in favor of any Indemnified Party, in satisfaction of any Indemnification Claims, agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such Indemnification Claims, resolve any Indemnification Claims, take any actions in connection with the resolution of any dispute relating hereto or to the Stock Purchase or any other transactions contemplated hereby by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Selling Stockholder or necessary in the judgment of the Stockholder Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement;

(D) The power to consult with legal counsel, independent public accountants and other experts selected by him, solely at the cost and expense of the Indemnifying Parties;

(E) The power to review, negotiate and agree to and authorize any payments from the Escrow Fund in satisfaction of any payment obligation, in each case, on behalf of the Selling Stockholders, as contemplated thereunder;

(F) The power to waive or amend any terms and conditions of this Agreement providing rights or benefits to the Selling Stockholders (other than the payment of the purchase price in accordance with the terms hereof and in the manner provided herein); and

(G) The power to take any actions in regard to such other matters as are reasonably necessary for the consummation of the Stock Purchase and any other transactions contemplated hereby or as the Stockholder Representative reasonably believes are in the best interests of the Selling Stockholders.

(b) Representations of Stockholder Representative.

(i) The Stockholder Representative has all necessary power and authority to execute and deliver this Agreement and to carry out his obligations hereunder and thereunder.

(ii) This Agreement has been duly executed and delivered by the Stockholder Representative and constitutes the valid and legally binding obligation of the Stockholder Representative, enforceable against the Stockholder Representative in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

(c) Stockholder Representative Procedures Upon Receipt of Indemnification Claims. The Stockholder Representative shall have the discretion to take such action as he shall determine to be in the best interest of all of the Selling Stockholders, including authorizing payment to any Indemnified Party of any portion of any indemnification obligations; provided, however, that, in any event, all Selling Stockholders are treated in substantially the same manner.

(d) Notices. Any notice given to the Stockholder Representative will constitute notice to each and all of the Selling Stockholders at the time notice is given to the Stockholder Representative. Any action taken by, or notice or instruction received from, the Stockholder Representative will be deemed to be action by, or notice or instruction from, each and all of the Selling Stockholders. Except as otherwise contained herein, Purchaser and the Companies may disregard any notice or instruction received from any one or more individual Selling Stockholders.

(e) Agreement of Stockholder Representative. The Stockholder Representative hereby agrees to do such acts, and execute further documents, as shall be necessary to carry out the provisions of this Agreement.

(f) Liability of Stockholder Representative. The Stockholder Representative shall not be personally liable as the Stockholder Representative to any Selling Stockholder for any act done or omitted hereunder as the Stockholder Representative while acting in good faith and in the exercise of reasonable judgment. The Selling Stockholders shall severally (but not jointly) indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any Damages incurred without gross negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder.

7.4 Reliance on Stockholder Representative. Purchaser shall be entitled to rely on the appointment of Rex Lamb as the Stockholder Representative and treat such Stockholder Representative as the duly appointed attorney-in-fact of each Selling Stockholder and as having the duties, power and authority provided for in this Agreement. The Purchaser shall not be liable to any Selling Stockholder for any actions taken or omitted by them in reliance upon any instructions, notice or other instruments delivered by the Stockholder Representative. No resignation of the Stockholder Representative shall become effective unless at least thirty (30) days prior written notice of the replacement or resignation of such Stockholder Representative shall be provided to Purchaser. Purchaser shall be entitled to rely at any time after receipt of any such notice on the most recent notice so received. The Selling Stockholders holding an aggregate Pro Rata Portion greater than 50% at such time may remove the Stockholder Representative by a written instrument delivered to the Stockholder Representative and Purchaser, and, in such event and also if the Stockholder Representative shall be unable or unwilling to serve in such capacity, his successor who shall serve and exercise the powers of the Stockholder Representative hereunder shall be appointed by a written instrument signed by Selling Stockholders holding an aggregate Pro Rata Portion greater than 50% at such time and delivered to the Purchaser.

ARTICLE 8

TERMINATION

8.1 Termination. Except as provided in Section 8.2, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by mutual written agreement of the Companies, the Selling Stockholders and Purchaser;

(b) by either Purchaser, the Selling Stockholders or the Companies, if the Closing Date shall not have occurred by June 30, 2013 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the transactions contemplated hereby to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Purchaser, the Selling Stockholders or the Companies, if: (i) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibits or otherwise restrains the consummation of the transactions contemplated hereby, or (ii) any Governmental Authority shall have issued or granted a temporary restraining order, preliminary or permanent injunction or other order, or other similar legal restraint, in any such case that has the effect of making the transactions contemplated hereby illegal or otherwise prohibits or otherwise restrains the consummation of the transactions contemplated hereby, and such order, injunction or restraint shall have become final and nonappealable;

(d) by Purchaser, if any Governmental Authority shall have taken any action, or enacted, issued, promulgated, enforced, entered or deemed applicable to the Stock Purchase any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent), that has the effect of (i) prohibiting Purchaser’s ownership or operation of any portion of the business of either Company, or (ii) compelling Purchaser or either Company to dispose of or hold separate all or any portion of the business or assets of Purchaser or any of its Subsidiaries or a Company, in any case in connection with the transactions contemplated hereby;

(e) by Purchaser, if (i) there has been a breach of any representation, warranty, covenant or agreement of the Companies or the Selling Stockholders set forth in this Agreement such that, if not cured on or prior to the Closing Date, the conditions set forth in Sections 6.2(a) or 6.2(b) would not be satisfied and such breach has not been cured within twenty (20) days after written notice thereof to the Companies, provided, however, that no cure period shall be required for a breach which by its nature cannot be cured, or (ii) a Company Material Adverse Effect has occurred; or

(f) by the Companies, if there has been a breach of any representation, warranty, covenant or agreement of Purchaser set forth in this Agreement such that, if not cured on or prior to the Closing Date, the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied and such breach has not been cured within twenty (20) days after written notice thereof to Purchaser, provided, however, that no cure period shall be required for a breach which by its nature cannot be cured.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser, the Selling Stockholders, the Companies or their respective Representatives or stockholders; provided, however, that notwithstanding any termination of this Agreement, following any termination of this Agreement in accordance with its terms, any party hereto shall remain liable thereafter for any claims or causes of action under applicable law arising out of fraud or intentional misrepresentation by such party in connection with this Agreement or the transactions contemplated hereby and for any intentional breach of this Agreement that occurred prior to such termination; and provided further, that, the provisions of Section 5.2 (Public Announcements), Section 5.4 (Fees and Expenses), this Section 8.2 and Article 9 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article 8.

ARTICLE 9

MISCELLANEOUS

9.1 Amendments; No Waiver. Subject to applicable Legal Requirements, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by each party against whom the waiver is to be effective. No course of dealing and no failure or delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party’s rights, powers and remedies. The failure of any of the parties to this Agreement to require the performance of a term or obligation under this Agreement or the waiver by any of the parties to this Agreement of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach hereunder. No single or partial exercise of any right, power or remedy conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

9.2 Notices. All notices, requests, demands, consents and communications necessary or required under this Agreement shall be delivered by hand or sent by registered or certified mail, return receipt requested, by overnight prepaid courier, by facsimile (receipt confirmed) or electronic mail (upon confirmation of delivery when directed to the relevant electronic mail address) to:

(a) if to Purchaser, to:

Silverback Enterprise Group, Inc.

Frost Tower, Suite 2950

401 Congress Avenue

Austin, Texas 78701

Attention: Chief Executive Officer

Telephone No.: (512) 567-8020

Facsimile: (512) 721-1218

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, Texas 78746-5546

Attention: Brian K. Beard

Telephone No.: (512) 338-5400

Facsimile No.: (512) 338-5499

(b) if to the Companies (prior to the Effective Time), to:

Dan Yount

1701 Cushman Drive

Lincoln, Nebraska 68512

Attention: Chief Executive Officer

Telephone No.: (402) 436-3060

Facsimile: (402) 421-2524

with a copy (which shall not constitute notice) to:

McGrath North Mullin & Kratz, PC LLO

3700 First National Tower

1601 Dodge Street

Omaha, Nebraska 68102

Attention: Jeffrey J. Pirruccello

Telephone No.: 402-341-3070

Facsimile: 402-341-0216

(c) if to the Selling Stockholders, to:

Rex Lamb

[***]

with a copy (which shall not constitute notice) to:

McGrath North Mullin & Kratz, PC LLO

3700 First National Tower

1601 Dodge Street

Omaha, Nebraska 68102

Attention: Jeffrey J. Pirruccello

Telephone No.: 402-341-3070

Facsimile: 402-341-0216

All such notices, requests, demands, consents and other communications shall be deemed to have been duly given or sent one day following the date mailed if sent by overnight courier, or on the date on which delivered by hand or by facsimile transmission (receipt confirmed), as the case may be, and addressed as aforesaid.

9.3 Successors and Assigns. All covenants and agreements and other provisions set forth in this Agreement and made by or on behalf of any of the parties hereto shall bind and inure to the benefit of the successors, heirs and permitted assigns of such party, whether or not so expressed. None of the parties may assign or transfer any of their respective rights or obligations under this Agreement without the consent in writing of the Companies, Purchaser and the Selling Stockholders. Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit Purchaser from merging either Company with and into Purchaser or assigning any of the rights of Purchaser hereunder to a direct or indirect subsidiary of Purchaser.

9.4 Certain Interpretations. When a reference is made in this Agreement to a Schedule, Annex or an Exhibit, such reference shall be to a Schedule, Annex or an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references in this Agreement to a legal entity (including each Company) shall be deemed to refer to such entity and its Subsidiaries unless the context requires otherwise. Where a reference is made to a law, such reference is to such law, as amended, and all rules and regulations promulgated thereunder, unless the context requires. Unless the context of this Agreement otherwise requires (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number respectively, and (iii) the terms “hereof,” “herein,” “hereunder,” and derivative or similar words refer to this entire Agreement. All references in this Agreement to the Subsidiaries of a legal entity shall be deemed to include all direct and indirect Subsidiaries of such entity. Documents or other information and materials shall be deemed to have been “Delivered” by the Selling Stockholders or a Company to the extent such documents and information and other materials are available in a virtual data room to which Purchaser has access.

(a) The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.5 Counterparts; Facsimile. This Agreement may be executed in two or more counterparts (which may be by facsimile) and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

9.6 Severability. In the event that any one or more of the provisions contained herein is held invalid, illegal or unenforceable in any respect for any reason in any jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party), it being intended that the rights and privileges of each party shall be enforceable to the fullest extent permitted by applicable Legal Requirements, and any such invalidity, illegality and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party).

9.7 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby agree to waive any requirements for posting a bond in connection with any such action.

9.8 Other Remedies. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.9 Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person any rights or remedies under or by reason of this Agreement or any other certificate, document, instrument or agreement executed in connection herewith, or be relied upon by other than the parties hereto and their permitted successors or assigns.

9.10 Governing Law. All matters arising under or related to this Agreement and the Agreement, including the validity hereof and the rights and obligations of the parties hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware applicable to contracts made and to be performed entirely in such state (without giving effect to the conflicts of laws provisions thereof).

9.11 Consent to Jurisdiction. Without limiting the other provisions of this Section 9.11, the parties hereto agree that any legal proceeding by or against any party hereto or with respect to or arising out of this Agreement shall be brought exclusively in any state or federal court in the State of Delaware. By execution and delivery of this Agreement, each party hereto irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes arising under this Agreement and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The parties hereto irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by applicable law. The parties hereto hereby waive any right to stay or dismiss any action or proceeding under or in connection with this Agreement brought before the foregoing courts on the basis of (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, or that it or any of its property is immune from the above-described legal process, (b) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (c) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction.

9.12 Entire Agreement. This Agreement, including the Disclosure Schedules (and all exhibits and schedules thereto), all Exhibits, Annexes and Schedules to this Agreement, and all other agreements referred to herein, is complete, and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof, and all inducements to the making of this Agreement relied upon by all the parties hereto, have been expressed herein or in such Disclosure Schedules, Exhibits, Annexes, Schedules or other agreements and this Agreement (including such Disclosure Schedule, Exhibits, Annexes, Schedules and other agreements) supersedes any prior understandings, agreements or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof.

9.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

9.14 Post-Closing Representation. The parties hereto agree that the fact that McGrath North Mullin & Kratz, PC LLO may have represented the Companies and/or the Selling Stockholders prior to Closing shall not prevent McGrath North Mullin & Kratz, PC LLO from representing the Stockholder Representative or any of the Selling Stockholders in connection with any matters involving, including any disputes with, any of the parties after Closing.

9.15 Appointment of Attorney in Fact. Vicki Lamb hereby (i) appoints Rex Lamb as her true and lawful agent, proxy and attorney-in-fact for all purposes relating to this Agreement, the Stock Purchase and the transactions relating hereto and thereto, including the right and power to receive the portion of the Purchase Price due Vicki Lamb, and (ii) directs Purchaser to remit and deliver to Rex Lamb, as Vicki Lamb’s agent, proxy and attorney-in-fact, her pro-rata share of the Closing Payment and any Excess Amount, the Notes to be delivered to her, and the Purchaser Shares to be issued to her, in each case which Purchaser is required to remit or deliver to Vicki Lamb pursuant to the terms of this Agreement. The payee under such Notes, and the title holder of such Purchaser Shares, shall initially be Vicki and Rex Lamb, jointly. Purchaser agrees to reissue such Purchaser Shares and/or deliver replacement promissory notes for such Notes in the name of Vicki Lamb, individually, upon receipt of (i) written request from Rex Lamb, as Vicki Lamb’s agent, proxy and attorney-in-fact, or Vicki Lamb, and (ii) originals of such Notes and/or Purchaser Shares previously delivered and issued.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

SILVERBACK ENTERPRISE GROUP, INC.

By:	/s/ JOHN T. MCDONALD
John T. McDonald
Chief Executive Officer

MAREX GROUP, INC.

By:	/s/ DAN YOUNT
Dan Yount
President

FILEBOUND SOLUTIONS, INC.

By:	/s/ DAN YOUNT
Dan Yount
President

SELLING STOCKHOLDERS

By:	/s/ MARK CREGLOW
Mark Creglow

By:	/s/ REX LAMB
Rex Lamb

By:	/s/ VICKI LAMB
Vicki Lamb

By:	/s/ SEAN NATHANIEL
Sean Nathaniel

By:	/s/ DAN YOUNT
Dan Yount

IN WITNESS WHEREOF, the undersigned Stockholder Representative executes this Agreement solely for the purposes of (i) accepting his appointment as the Stockholder Representative, and (ii) acknowledging his rights and obligations as set forth in Sections 1.3, 1.7, 5.5 and 5.17 and Article 7 hereof.

STOCKHOLDER REPRESENTATIVE

By:	/s/ REX LAMB
Rex Lamb

[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

ANNEX A

CERTAIN DEFINITIONS

For purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Acquisition Proposal” shall mean any inquiry, offer, proposal or indication of interest (other than this Agreement or any other inquiry, offer, proposal or indication of interest by Purchaser), or any public announcement of intention to make any inquiry, offer, proposal or indication of interest (including any request for information from either Company or the Company Representatives), contemplating, relating to or otherwise involving in any way any acquisition or license of all or a significant portion of either Company’s business, properties, assets or technologies, or any amount of the Company Group Capital Stock (whether or not outstanding), whether by equity purchase, asset purchase, merger, consolidation, reorganization, restructuring, license or any other form of transaction or series of transactions.

(b) “Action” shall mean any private or governmental action, suit, claim, charge, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), assessment, arbitration, investigation, audit, hearing, complaint, demand or other proceeding to, from, by or before any arbitrator, court, tribunal or other Governmental Authority.

(c) “Base Consideration” shall mean $11,000,000 minus (ii) the sum of (A) the aggregate amount of any and all unpaid Transaction Expenses as of Closing, plus (B) the aggregate amount of any and all unpaid Change in Control Payments as of the Closing), plus (C) the aggregate amount of all outstanding Indebtedness as of the Closing.

(d) “Board of Directors” shall mean the board of directors of a Company.

(e) “Cash” means cash and cash equivalents within the meaning of GAAP.

(f) “Change in Control Payments” shall mean any severance, accrued vacation, bonus or other similar payment under any Contract or Company Employee Plan, which is owed to a Selling Stockholder, or to a Person related to a Selling Stockholder, as a result of the execution and delivery of this Agreement by the Companies or the consummation of the transactions contemplated hereby, including, for the avoidance of doubt, any employer or similar Taxes arising as a result of such payments.

(g) “Closing Cash” the amount of the Company Group’s Cash at the Closing.

(h) “Closing Net Working Capital” shall mean the Net Working Capital of the Company Group at the Closing.

(i) “Closing Payment” shall mean (i) in the event that the Base Consideration is greater than the Estimated Adjusted Consideration, the Estimated Adjusted Consideration, and (ii) in the event that Base Consideration is less than the Estimated Adjusted Consideration, the Estimated Adjusted Consideration up to an amount that shall not exceed the sum of (A) the Base Consideration, plus (B) $260,000.

(j) “Company Capital Stock” shall mean all of the capital stock of a Company.

(k) “Company Group” shall mean the Companies considered together on a consolidated basis.

(l) “Company Group Capital Stock” shall collectively mean all of the capital stock of both Companies.

(m) “Company Documents” shall mean this Agreement, the Executive Agreement and each other agreement, certificate or instrument contemplated by this Agreement or to be executed by a Company or the Selling Stockholders in connection with the consummation of the transactions contemplated by this Agreement.

(n) “Company Indebtedness” shall mean any Indebtedness of a Company.

(o) “Company Intellectual Property” means any and all Technology and any and all Intellectual Property Rights, including Company Registered Intellectual Property Rights, to the extent owned by, purported to be owned by, or exclusively licensed to or purported to be exclusively licensed to, a Company.

(p) “Company Material Adverse Effect” shall mean any change, event, development, circumstance or effect that, individually or in the aggregate with all other changes, events, developments, circumstances and effects, is or is reasonably likely to be materially adverse to the business, condition (financial or otherwise), assets, liabilities, results of operations, or capitalization of the Company Group, taken as a whole; provided, however, that in determining whether a Company Material Adverse Effect has occurred, is reasonably likely to occur, would reasonably be expected to occur, or would or could occur, there shall be excluded any effect on the Company Group resulting from, relating to or arising out of in connection with any of the following (either alone or in combination): (i) changes in, or conditions affecting, economic, political, business or financial market conditions generally, provided that such changes or conditions do not have a disproportionate or unique effect on the Company Group relative to other companies operating in the industry in which the Companies operate; (ii) changes in, or conditions affecting, the industry in which such Companies operate, provided that such changes or conditions do not have a disproportionate or unique effect on the Company Group relative to other companies operating in the industry in which such Companies operate; (iii) any generally applicable change in law, rule or regulation, or in the interpretation of any of the foregoing by any Person other than the Companies or the Selling Stockholders, provided that such changes do not have a disproportionate or unique effect on the Company Group relative to other companies operating in the industry in which the Companies operate; and (iv) conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, provided that such changes do not have a disproportionate or unique effect on the Company Group relative to other companies operating in the industry in which the Companies operate.

(q) “Company Registered Intellectual Property Rights” means all of the Registered Intellectual Property owned by, filed in the name of, or applied for by a Company.

(r) “Company Securities” shall mean all securities of a Company, including all Company Capital Stock and all other securities or rights, including options and warrants that are convertible into, or exercisable or exchangeable for, securities of such Company.

(s) “Continuing Employees” shall mean those employees of a Company who are employed by a Company as of Closing, other than Rex Lamb and Mark Creglow.

(t) “Contract” shall mean any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent, covenants not to compete, employment agreements and purchase orders) and any amendments, supplements, or other modifications thereto, including as of the Closing or as may hereafter be in effect.

(u) “Customer Contracts” shall mean a Contract pursuant to which the Companies provide goods or services to distributors, resellers or end users.

(v) “Delivered” shall mean actually delivered or made available to a party, including through any data room utilized by the Companies or the Selling Stockholders.

(w) “Disclosure Schedules” shall mean Seller Disclosure Schedules and the Purchaser Disclosure Schedules, collectively.

(x) “Employee” shall mean any current or former or retired employee of a Company (or any independent contractor that is later determined by a Governmental Authority to be misclassified and therefore an employee) and any ERISA Affiliate.

(y) “Employee Agreement” shall mean each employment, change in control, severance, separation, settlement, retention, bonus, consulting, contractor, relocation, repatriation, expatriation, visa, work permit or other agreement or contract between a Company and any Employee.

(z) “Encumbrance” shall mean any claim, charge, easement, encumbrance, lease, lien, covenant, security interest, option, pledge, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by Contract, agreement, understanding, law, equity or otherwise, except for any restrictions on transfer generally arising under any applicable federal or state securities law.

(aa) “Estimated Adjusted Consideration” shall mean the Base Consideration, either (i) plus the amount, if any, by which Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)) is greater than the Targeted Net Working Capital Amount if such amount is greater than the Targeted Net Working Capital Amount but never to exceed the sum of (A) the Base Consideration, plus (B) $260,000, or (ii) minus the amount, if any, by which Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)) is less than the Targeted Net Working Capital Amount if such amount is less than the Targeted Net Working Capital Amount.

(bb) “Final Adjusted Consideration” shall have the following meaning:

(i) If the Actual Closing Net Working Capital (as determined pursuant to Section 1.3(b)) is equal to the Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)), then “Final Adjusted Consideration” shall be the same amount as Estimated Adjusted Consideration;

(ii) If the Actual Closing Net Working Capital (as determined pursuant to Section 1.3(b)) is greater than the Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)), then “Final Adjusted Consideration” shall mean the Estimated Adjusted Consideration, plus the amount by which Actual Closing Net Working Capital is greater than Estimated Closing Net Working Capital; or

(iii) If the Actual Closing Net Working Capital (as determined pursuant to Section 1.3(b)) is less than the Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)), then “Final Adjusted Consideration” shall mean Estimated Adjusted Consideration, minus the amount by which Estimated Closing Net Working Capital is greater than Actual Closing Net Working Capital.

(cc) “GAAP” shall mean United States generally accepted accounting principles applied on a consistent basis.

(dd) “Governmental Authority” shall mean any United States federal, state, municipal or local or any foreign government, or political subdivision thereof, or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or other governmental power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.

(ee) “Indebtedness” shall mean with respect to any Person all Liabilities (including any applicable penalties (including with respect to any prepayment thereof), interest and premiums) (i) for borrowed money (including bank overdrafts and advances), (ii) evidenced by notes, bonds, debentures, loan agreements or similar instruments, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business not past due for more than sixty (60) days past due), (iv) of such Person as lessee capitalized in accordance with GAAP, (v) of others secured by an Encumbrance on any asset of such Person, whether or not such obligations are assumed by such Person, (vi) in respect of bankers’ acceptances, letters of credit (including standby and commercial), bank guaranties, surety bonds and similar instruments, and under reverse repurchase agreements, (vii) of such Person in respect of futures contracts, swaps, derivative transactions, other financial Contracts and other similar obligations (including any option to enter into any of the foregoing) (determined on a net basis as if such Contract or obligation was being terminated early, on the date of such determination) or (viii) in the nature of guarantees of the obligations described in clauses (i) through (vii) above of any other Person.

(ff) “Indemnified Parties” shall mean the Purchaser Indemnified Parties and the Seller Indemnified Parties.

(gg) “Intellectual Property Rights” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and foreign patents and utility models, including utility patents, design patents, plant patents and plant variety protection certificates, and all registrations and applications therefore and all reissues, divisionals, re-examinations, corrections, renewals, extensions, provisionals, continuations and continuations in-part thereof, and other derivatives and certificates associated therewith, and equivalent or similar rights anywhere in the world in inventions and discoveries, including, without limitation, invention disclosures (“Patents”); (ii) all trade secrets and other rights in know-how and confidential or proprietary information throughout the world (“Trade Secrets”); (iii) all copyrights, copyright registrations and applications therefore and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) all mask works, mask work registrations and applications therefore, and any equivalent or similar rights (“Mask Works”); (v) all industrial designs and any registrations and applications therefore throughout the world; (vi) all rights in domain names and applications and registrations therefore (“Domain Names”); (vii) all trade names, trade dress, logos or other corporate designations, common law trademarks and service marks, trademark and service mark registrations and applications therefore and all goodwill associated therewith throughout the world (“Trademarks”); and (viii) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world, including, without limitation, moral rights and publicity rights.

(hh) “IRS” shall mean United States Internal Revenue Service.

(ii) “Key Employees” shall mean Sean Nathaniel, Dan Yount, Gina Stoltz, John Fox, Jon Eilers, Justin Carper, Kyle Petsch, Thomas Kernes, Tim Schukar and Toby Hottovy.

(jj) “Knowledge” shall mean the actual knowledge of those Persons listed on ANNEX C(1) after reasonable inquiry by such Persons of those employees listed on ANNEX C(2), with such required inquiry with respect to each such Person to be limited to the respective area of expertise of such Person.

(kk) “Legal Requirements” shall mean any applicable federal, state, local, non-U.S. or other law, statute, constitution, principle of common law, ordinance, code, directives, order, edict, decree, principle of common law, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Authority.

(ll) “Liability” shall mean any debt, liability and obligation (including any fines and penalties), whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.

(mm) “Maximum Indemnification Amount” shall mean One Million Four Hundred Fifty Thousand dollars ($1,450,000).

(nn) “Net Working Capital” shall mean an amount equal to (i) the aggregate value of all current assets of the Company Group, less (ii) the aggregate value of all current liabilities of the Company Group, including, without limitation, accounts payable, checks written in excess of available funds, other payables, employee benefits payable, payroll Taxes payable, accrued payroll, employee-related liabilities (including sales commissions) and other accrued liabilities, but excluding (A) any accrual or liability for holiday pay, sick pay and vacation, and (B) all deferred revenue and any Indebtedness related to current liabilities, in each case, calculated in accordance with Schedule 1.3(a) on a combined basis.

(oo) “Permits” shall mean all permits, concessions, certifications, consents, grants, franchises, licenses and other governmental authorizations and approvals.

(pp) “Person” shall mean any individual, company, corporation, limited liability company, general or limited partnership, trust, proprietorship, joint venture, or other business entity, unincorporated association, organization or enterprise, or any Governmental Authority.

(qq) “Pre-Closing Taxes” shall mean (i) all Taxes of a Company for all taxable periods ending on or before the Closing Date and, with respect to any Straddle Period, that portion of any Taxes of a Company for such Straddle Period that is apportioned to the Selling Stockholders pursuant to Section 5.5, (ii) all Taxes for any Tax period (or portion thereof) ending on or prior to the Closing Date of any member of an affiliated, consolidated, combined, or unitary group of which a Company (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (iii) any and all Taxes of any Person (other than such Company) imposed on a Company as a transferee or successor, by contract (other than Taxes attributable to a post-Closing period pursuant to a contract the principal purpose of which is not to address Tax matters) or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring on or before the Closing Date; provided, however, that in the case of clauses (i), (ii), and (iii) above, Pre-Closing Taxes shall not include any Taxes that are taken into account in determining Actual Closing Net Working Capital; provided, further, that Pre-Closing Taxes shall not include any income Taxes of the Selling Stockholders that arise in connection with any event or transaction of a Company occurring on or after the Closing at the direction of or exercise of control by Purchaser or its affiliates or Representatives (other than the making of the 338(h)(10) Elections).

(rr) “Pro Rata Portion” shall mean, as of any date, with respect to a Selling Stockholder, such Selling Stockholder’s ownership interest in the Company Group set forth opposite such Selling Stockholder’s name on the Schedule of Stockholders attached hereto.

(ss) “Purchase Price” shall mean (A) the sum of the (i) Closing Payment, (ii) the Notes, (iii) the Purchaser Shares, and, if applicable, (iv) the Excess Amount, less (B) if applicable, the Shortfall Amount, in each case, subject to the terms and conditions of this Agreement and the Notes.

(tt) “Purchaser Disclosure Schedule” shall mean the Purchaser’s disclosure schedule of even date herewith and executed and delivered to the Selling Stockholders in connection with this Agreement.

(uu) “Registered Intellectual Property Right(s)” means any and all United States, foreign, national and international: (i) Patents; (ii) registered Trademarks, applications to register Trademarks, including intent to use applications, or other registrations or applications related to Trademarks; (iii) Copyrights registrations and applications to register Copyrights; (iv) Mask Work registrations and applications to register Mask Works; (v) Domain Name registrations; and (vi) any other Intellectual Property Rights related thereto that are the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public or private legal authority at any time.

(vv) “Representatives” shall mean directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of a Person.

(ww) “Security Interest” shall mean any mortgage, security interest, pledge, encumbrance, restriction (and in the case of securities, vote) or lien (whether arising by contract or by operation of law and whether voluntary or involuntary).

(xx) “Seller Disclosure Schedule” shall mean the Company Group’s disclosure schedule of even date herewith and executed and delivered to Purchaser in connection with this Agreement and as updated as provided herein.

(yy) “Special Damages” shall mean (i) any loss of profits based on an anticipated, expected, projected or actual increase in profits after the Effective Time as compared to a Company’s historical profits prior to the Effective Time, (ii) prospective or anticipated Damages that depend upon future developments that are improbable, (iii) Damages that are not the probable and reasonably foreseeable result of the inaccuracy in or breach of any representation, warranty or covenant of a Company or Selling Stockholder set forth in this Agreement or any Company Document, and (iv) exemplary damages.

(zz) “Subsidiary” shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries or (ii) such party or any other Subsidiary of such party is a general partner (excluding any such partnership where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

(aaa) “Targeted Net Working Capital Amount” shall mean an amount equal to Two Million Four Hundred Fifty Thousand Dollars ($2,450,000).

(bbb) “Tax” or “Taxes” shall mean (i) all federal, state, county, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, windfall profits, production, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, real and personal property and estimated taxes, customs, duties, fees, assessments and charges of any kind whatsoever, together with any interest, penalties, fines, additions to tax or additional amounts (whether disputed or not) imposed by any Governmental Authority, (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person or otherwise by operation of law.

(ccc) “Tax Law” shall mean any Legal Requirement (whether domestic or foreign) relating to Taxes.

(ddd) “Tax Return” shall mean any return, report or statement required to be filed with respect to any Tax (including any elections, declarations, schedules, statements or attachments thereto, and any amendment thereof) including any information return, estimate, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, affiliated, combined, consolidated or unitary returns for any group of entities that includes a Company.

(eee) “Taxing Authority” shall mean the Internal Revenue Service of the United States or any other authority, agency, board or commission (whether state, local or foreign) responsible for the administration of any Tax.

(fff) “Technology” means any or all of the following: (i) products of a Company and any works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, and related documentation, designs, files, net lists, formulas, records, data and mask works; (ii) inventions (whether or not patentable); (iii) databases, data compilations and collections and technical data; (iv) tools, services, methods and processes; and (v) all instantiations of the foregoing in any form and embodied in any media.